As filed with the Securities and Exchange Commission on October 30, 2018

Registration No. 333-

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM F-1

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

CollPlant Holdings Ltd.

(Exact name of registrant as specified in its charter)

State of Israel	3842	Not applicable
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification No.)

3 Sapir Street, Weizmann Science Park

Ness-Ziona 74140, Israel

Tel: +972 73 232 5600

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Puglisi & Associates

850 Library Avenue, Suite 204

Newark, Delaware

+1 302 738 6680

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Mark S. Selinger, Esq. Gary Emmanuel, Esq. McDermott Will & Emery LLP 340 Madison Avenue New York, NY 10173 +1 212 547 5400	Perry Wildes, Adv. Adva Bitan, Adv. Gross, Kleinhendler, Hodak, Halevy, Greenberg & Co. One Azrieli Center, Round Building Tel Aviv 6701101, Israel +972 3 607 4520

Approximate date of commencement of proposed sale to the public:  As soon as practicable after this registration statement is declared effective.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. ☒

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933.

Emerging growth company ☒

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 7(a)(2)(B) of the Securities Act. ☐

CALCULATION OF REGISTRATION FEE

Title of each class of securities to be registered	Amount to be registered(2)	Proposed maximum offering price per ordinary share(3)	Proposed maximum aggregate offering price(3)	Amount of registration fee
Ordinary Shares, par value NIS 0.03 per share, underlying Warrants to purchase American Depositary Shares(1)(2)	60,588,889	$0.117	$7,088,900	$859.17
Total	60,588,889		$7,088,900	$859.17

(1)	The registrant’s ordinary shares are represented by American Depositary Shares, or ADS, which have been registered under a separate registration statement on Form F-6 and are issuable upon deposit of the ordinary shares registered hereby. Each ADS represents 50 ordinary shares.

(2)	Pursuant to Rule 416 under the Securities Act, the ordinary shares registered hereby also include an indeterminate number of additional ordinary shares as may from time to time become issuable by reason of stock splits, stock dividends, recapitalizations or other similar transactions.

(3)	Estimated solely for the purpose of calculating the registration fee pursuant to Rule 457(c) under the Securities Act of 1933, as amended, based upon the average of the high and low prices of the registrant’s American Depositary Shares on the Nasdaq Capital Market on October 25, 2018, divided by 50 (to give effect to the 1:50 ratio of ADSs to ordinary shares).

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until the registration statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

The information in this preliminary prospectus is not complete and may be changed. The selling shareholder may not sell these securities until the Securities and Exchange Commission has declared this registration statement effective. This preliminary prospectus is not an offer to sell these securities and we are not soliciting offers to buy these securities in any state or jurisdiction where such offer or sale is not permitted.

PRELIMINARY PROSPECTUS	SUBJECT TO COMPLETION	DATED OCTOBER 30, 2018

CollPlant Holdings Ltd.

60,588,889 ORDINARY SHARES

REPRESENTED BY 1,211,779 AMERICAN DEPOSITARY SHARES

This prospectus relates to the resale, by the selling shareholder identified in this prospectus, of up to an aggregate of 60,588,889 ordinary shares, par value NIS 0.03 per share, represented by 1,211,779 American Depository Shares, or ADSs consisting of (i) 10,981,482 ordinary shares represented by 219,630 ADSs issuable upon exercise of pre-paid warrants, and (ii) 49,607,407 ordinary shares represented by 992,149 ADSs issuable upon exercise of a warrant, or the Alpha Warrant. The selling shareholder is identified in the table commencing on page 18. Each ADS represents 50 of our ordinary shares. No ADSs are being registered hereunder for sale by us. We will not receive any proceeds from the sale of the ADSs by the selling shareholder. All net proceeds from the sale of the ordinary shares represented by ADSs covered by this prospectus will go to the selling shareholder. However, we may receive the proceeds from any exercise of warrants if the holder does not exercise the warrants on a cashless basis. See “Use of Proceeds.”

The selling shareholder may sell all or a portion of the ordinary shares represented by ADSs from time to time in market transactions through any market on which our ADSs are then traded, in negotiated transactions or otherwise, and at prices and on terms that will be determined by the then prevailing market price or at negotiated prices directly or through a broker or brokers, who may act as agent or as principal or by a combination of such methods of sale. See “Plan of Distribution”.

Our ADSs are listed on the Nasdaq Capital Market under the symbol “CLGN”. On October 29, 2018, the closing price of our ADSs on the Nasdaq Capital Market was US$5.67 per ADS. On October 29, 2018, the last reported sale price of our ordinary shares on the Tel Aviv Stock Exchange, or TASE, was NIS 42.8 or $11.56 per share (based on the exchange rate reported by the Bank of Israel on the same day). Our ordinary shares were voluntarily delisted from the TASE with the last trading day on October 29, 2018.

We are an emerging growth company, as defined in the U.S. Jumpstart Our Business Startups Act of 2012, or the JOBS Act, and, as such, have elected to comply with certain reduced public company reporting requirements.

Investing in the ADSs involves a high degree of risk. See “Risk Factors” beginning on page 12 of this prospectus.

None of the United States Securities and Exchange Commission, the Israel Securities Authority, or any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

The date of this prospectus is           , 2018.

 i

ABOUT THIS PROSPECTUS

You should rely only on the information contained in this prospectus and any related free-writing prospectus that we authorize to be distributed to you. We have not authorized any person to provide you with information different from that contained in this prospectus or any related free-writing prospectus that we authorize to be distributed to you. This prospectus is not an offer to sell, nor is it seeking an offer to buy, these securities in any state where the offer or sale is not permitted. The information in this prospectus speaks only as of the date of this prospectus unless the information specifically indicates that another date applies, regardless of the time of delivery of this prospectus or of any sale of the securities offered hereby. Our business, financial condition, results of operations, and prospects may have changed since that date. We do not take any responsibility for, nor do we provide any assurance as to the reliability of, any information other than the information in this prospectus and any free writing prospectus prepared by us or on our behalf. Neither the delivery of this prospectus nor the sale of the ADSs means that information contained in this prospectus is correct after the date of this prospectus.

Market data and certain industry data and forecasts used throughout this prospectus were obtained from sources we believe to be reliable, including market research databases, publicly available information, reports of governmental agencies, and industry publications and surveys. We have relied on certain data from third-party sources, including internal surveys, industry forecasts, and market research, which we believe to be reliable based on our management’s knowledge of the industry. While we are not aware of any misstatements regarding the industry data presented in this prospectus, our estimates involve risks and uncertainties and are subject to change based on various factors, including those discussed under the heading “Risk Factors” and elsewhere in this prospectus.

Our financial statements are prepared and presented in accordance with International Financial Reporting Standards, or IFRS, as issued by the International Accounting Standards Board, or IASB. Our historical results do not necessarily indicate our expected results for any future periods.

Certain figures included in this prospectus have been subject to rounding adjustments. Accordingly, figures shown as totals in certain tables may not be an arithmetic aggregation of the figures that precede them.

Unless derived from our financial statements or otherwise noted, the terms “shekels,” “Israeli shekels,” and “NIS” refer to New Israeli Shekels, the lawful currency of the State of Israel, and the terms “dollar,” “U.S. dollar,” “US$,” “USD,” and “$” refer to U.S. dollars, the lawful currency of the United States.

We own various trademark registrations, trademark applications, unregistered trademarks, and trade names, including, among others: “collage” and “Vergenix.” All other trademarks or trade names referred to in this prospectus are the property of their respective owners. Solely for convenience, trademarks and trade names in this prospectus may be referred to without the symbols ® and TM, but such references should not be construed as any indication that their respective owners will not assert, to the fullest extent under applicable law, their rights to those trademarks or trade names.

We have not taken any action to permit a public offering of the ADSs and/or warrants outside the United States or to permit the possession or distribution of this prospectus outside the United States. Persons outside the United States who come into possession of this prospectus must inform themselves about and observe any restrictions relating to the offering of the ADSs and warrants and the distribution of this prospectus outside of the United States.

PROSPECTUS SUMMARY

This summary highlights selected information about us and the ADSs that we are offering. This summary does not contain all of the information you should consider before investing in the ADSs. Before making an investment in the ADSs, you should read the entire prospectus carefully for a more complete understanding of our business, including our consolidated financial statements and the sections entitled “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” incorporated by reference into this prospectus. Unless the context requires otherwise, the terms “CollPlant,” “we,” “us,” “our,” “the Company,” and similar designations refer to CollPlant Holdings Ltd. and its wholly owned subsidiary CollPlant Ltd. Unless derived from our financial statements or otherwise indicated, U.S. dollar translations of NIS amounts presented in this prospectus are translated for convenience purposes using the rate of NIS 3.65 to one U.S. dollar, the exchange rate reported by the Bank of Israel for June 30, 2018.

Overview

We are a regenerative medicine company focused on developing and commercializing tissue repair products, initially for three-dimensional, or 3D, bioprinting of tissues and organs, aesthetics, orthobiologics and advanced wound care markets. Our products are based on our rhCollagen, a form of human collagen produced with our proprietary plant-based genetic engineering technology. We believe our technology is the only commercially viable technology available for the production of genetically engineered, or recombinant, human collagen. We believe that our rhCollagen, which is identical to the type I collagen produced by the human body, has significant advantages compared to currently marketed tissue-derived collagens, including improved biological function, superior homogeneity, and reduced risk of immune response. We believe the attributes of our rhCollagen make it suitable for numerous tissue repair applications throughout the human body. We believe that the annual market opportunity for two of our current products utilizing our rhCollagen within the orthobiologics and advanced wound care markets exceeds $5 billion.

Our rhCollagen has superior biological function when compared to any tissue-derived collagens, whether from animal or human tissues, according to data published in peer-reviewed scientific publications. Our rhCollagen can be fabricated in different forms and shapes including gels, pastes, sponges, sheets, membranes, fibers, and thin coats, all of which have been tested in vitro and in animal models and proven superior to tissue-derived products. We have demonstrated that, due to its homogeneity, rhCollagen can produce fibers and membranes with high molecular order, meaning all the molecules are oriented in the same direction, which enables the formation of tissue repair products with distinctive physical properties. We produce our rhCollagen in genetically engineered tobacco plants, assuring an abundant supply of high quality raw materials.

Our three leading rhCollagen-based products are:

●	CollPlant rhCollagen-based BioInk for use in the 3D printing of tissues and organs. Our flagship BioInk product line provides an ideal building block for three dimensional bioprinting of tissues and organs. The BioInk is being developed to enable the printing of three-dimensional scaffolds combined with human cells and/or growth factors as a basis for tissue or organ formation. In addition to collagen, CollPlant’s BioInk formulations can include other proteins and/or polymers as well. Our BioInk is being developed to be compatible with numerous 3D bioprinting technologies and with printed organ characteristics. In October 2018, we entered into a License, Development and Commercialization Agreement with Lung Biotechnology PBC, or LB, a wholly-owned subsidiary of United Therapeutics Corporation, pursuant to which CollPlant and LB will collaborate in the development of engineered lungs or lung substitutes using our rhCollagen and Bioink.

●	VergenixSTR, a soft tissue repair matrix composed of our rhCollagen and PRP extracted from the patient’s blood. VergenixSTR is intended to accelerate healing in the treatment of tendinopathy, such as in the elbow tendon (for treatment of “tennis elbow”), rotator cuff, patellar tendon, Achilles tendon, and hand tendons. VergenixSTR forms a viscous gel matrix to serve as a scaffold in the vicinity of a tendon injury site. Following the scaffold formation, our rhCollagen activates the platelets in PRP to provide sustained release of growth factors, which promote healing and repair of tendon injuries. In August 2016, we completed an open label, single arm, multi-center clinical trial of VergenixSTR in Israel. In October 2016, we received CE marking certification for VergenixSTR which is required for a product to be marketed in the European Union. We are seeking to hold a pre-Investigational Device Exemption, or IDE, meeting with the FDA in the fourth quarter of 2018. In November 2016, we entered into an exclusive distribution agreement with Arthrex GmbH in Munich, Germany, an affiliate of Arthrex, Inc., for VergenixSTR covering Europe, the Middle East, India, and certain African countries and sales began in Europe.

●	VergenixFG, a wound-filling flowable gel made from our rhCollagen. VergenixFG is intended to enhance the quality and speed of closure of deep surgical incisions and wounds, including diabetic ulcers, burns, bedsores, and other chronic wounds. The VergenixFG formulation provides a scaffold that fills the wound site and establishes intimate contact with the surrounding tissue. VergenixFG provides complete coverage of the wound site, facilitates wound closure through an engineered synchronization between scaffold degradation and growth of new tissue, and offers a non-allergenic and pathogen-free scaffold for safe and efficacious wound care therapy. We completed an open label, single arm, multi-center clinical trial of VergenixFG in Israel to support CE marking certification. In February 2016, we received CE marking certification for VergenixFG. Since then we have entered into distribution agreements for the distribution of VergenixFG in Italy, Switzerland, Turkey, the Netherlands, Greece and Cyprus, and we intend to enter into additional distribution agreements in Europe.

Collagen and Collagen-Based Products

Collagen is the main component of connective tissue and is the most abundant protein in mammals. In humans, it comprises approximately 30% of the protein found in the body. Due to its unique characteristics and diverse profile in human body functions, collagen is frequently selected from a variety of biocompatible materials for use in tissue repair to support structural integrity, induce cellular infiltration and promote healing. We estimate that by 2022, the size of the market for human collagen-based tissue repair products for use in 3D bioprinting, orthobiologics and advanced wound care applications is approximately $20 billion.

Type I collagen is the most abundant form of collagen in the human body. It is the dominant constituent of connective tissue and serves as the primary scaffold in tissue or organ repair processes, making it a logical choice for regenerative medicine products. It is found in tendons, skin, artery walls, corneas, the endomysium surrounding muscle fibers, fibrocartilage, and the organic part of bones and teeth. Type II collagen is primarily found in articular cartilage. Type III collagen, which is produced quickly by young fibroblasts before the tougher type I collagen is synthesized, is found in granulation tissue such as artery walls, skin, intestines, and the uterus. While there may be some niche applications in the future where type III or possibly type II collagen is appropriate, type I collagen is best suited for applications associated with regenerative medicine because of its essential role in the healing process of bones, skin, and tendons. Type III recombinant human collagen is currently available for the research market and is not used in any products currently approved for medical use.

Our Market Opportunity

Our rhCollagen represents a platform for the development of products addressing significant opportunities in multiple therapeutic, aesthetic, and other medical markets. We are initially focused on BioInk for use in the 3D printing of tissues and organs, orthobiologics and advanced wound care markets.

We also see a significant opportunity to use our rhCollagen platform to develop products to address additional indications in these markets as well as in new markets, including cardiovascular, aesthetics to develop next generation of dermal fillers and ophthalmic markets. We believe that the potential addressable market opportunity for products using our technology is even greater than the market size served by currently available collagen-based products, mainly due to continued unmet medical needs and the shortcomings of tissue-derived collagen.

Our Strategy

We plan to exploit the unique characteristics of our rhCollagen to develop and commercialize an extensive portfolio of regenerative medicine products. The key elements of our strategy include the following:

●	Position our rhCollagen as the “gold standard” platform technology for collagen-based products in a broad range of markets. We believe that our rhCollagen represents a significant advance in collagen technology, demonstrated by its improved biofunctionality, superior homogeneity, and reduced risk of immune response. Our rhCollagen is a platform technology which can be utilized in a broad range of therapeutic, aesthetic, and other medical applications, as well as in emerging industries such as 3D bioprinting which we believe cannot be adequately addressed with currently available collagen technologies. We intend to expand the awareness of rhCollagen through partnerships and collaborations with leading commercial and academic partners around the world and further clinical trials which we will seek to have published in peer-reviewed journals, as well as through our participation in academic and industry conferences, to position rhCollagen as the “gold standard” platform technology for collagen-based products. We believe our platform technology, and the knowledge and expertise we have gained in its development, will enable the development, both independently and with collaborators, of differentiated products in multiple industries with a short time to market.

●	Establish a regulatory process for rhCollagen-based end products using VergenixSTR and VergenixFG as precedent. We have obtained marketing clearance for our initial products, VergenixSTR and VergenixFG, through CE marking in Europe. The CE mark is a symbol that indicates that a product conforms with all applicable EU requirements and, once affixed, enables a product to be sold within the European Union and other countries that recognize the CE mark, subject to compliance with applicable submission and approval requirements in such other countries. With respect to VergenixSTR, we are seeking to hold a pre-IDE, meeting with the FDA in the fourth quarter of 2018. We believe this meeting will help us determine the regulatory pathway required for FDA approval for VergenixSTR and possibly also for VergenixFG and believe that this strategy will allow us to gain earlier market access and thereby more rapid industry acceptance for our rhCollagen-based end products, since the timeline to achieve CE marking is generally shorter than the FDA approval route. Utilizing this strategy is expected to result in more physicians gaining exposure to rhCollagen-based products sooner. We are conducting post-marketing surveillance studies of our products, resulting in physicians gaining more hands-on experience with rhCollagen. Should these post-marketing surveillance studies successfully demonstrate the efficacy of our product, we will endeavor to have these results published in peer-reviewed medical journals as a means of expanding the clinical credibility of rhCollagen and rhCollagen-based end products.

●	Utilize collaborative partners and distributors to develop and commercialize our technology and products. We believe the market-leading characteristics of our rhCollagen will create attractive collaboration opportunities for our products, and we intend to selectively establish collaborations and strategic partnerships with respect to our current and future products in order to accelerate their development and commercialization. We intend to create a commercial organization, initially in Europe, with well-established companies whose distribution networks are deeply entrenched. Our commercial organization will be comprised of the distribution networks of our collaboration partners, particularly in the United States and China, as well as local and regional distributors in certain markets.

●	Expand our manufacturing capacity to support commercialization of rhCollagen-based end products. We cultivate the tobacco plants used in the production of our rhCollagen in a network of farms in Israel, and we extract the raw materials used to manufacture our rhCollagen from these tobacco plants. In April 2018, we announced the opening of a manufacturing facility in Israel that is supporting our current commercial needs to manufacture commercial quantities of our rhCollagen and our BioInk in a cost-competitive manner for application in both premium and commodity markets. We intend to construct a manufacturing facility in Israel for our other rhCollagen-based end products.

●	Expand our pipeline through ongoing development of new products. We intend to continue to develop additional products, both independently and with strategic collaborators, initially in 3D bioprinting of tissues and organs, aesthetics, orthobiologics and advanced wound care markets and subsequently in other high value markets, based on our rhCollagen. Our product pipeline and our research and development program are expected to yield new products in the coming years. Some of these new products are derivatives of current products, and therefore may benefit from an easier regulatory pathway and shorter time to market, should our current products receive FDA regulatory approval.

●	Advance our leadership position in recombinant protein production through our plant-based technology. We continually seek to expand our knowledge of plant-based protein production systems and introduce improvements into our process. We are shifting production to an enhanced line of tobacco plants with higher collagen yield, along with improvements in the growing and cultivation process as well as collagen extraction and purification. As tissue engineering and regenerative medicine continue to evolve and expand, we expect that the demand for high-quality biomaterials will grow.

Our Products

BioInk for 3D printing of tissues & organs

3D bioprinting is being applied to the field of regenerative medicine to address the need for complex scaffolds, tissues, and organs that are suitable for transplantation. We have developed rhCollagen-based BioInks that are optimized and provides an ideal building block for the three-dimensional bioprinting of tissues and organs.

For that purpose, rhCollagen was modified chemically to adapt the biological molecules for printing such that BioInks keep a controlled fluidity during printing and cure to form hydrogels when irradiated by certain light sources ranging from UV to visible light. The unique viscosity and shear thinning properties of the modified rhCollagen enable the formulation of BioInks that are suitable for different printing technologies including extrusion, ink-jet, Laser Induced Forward Transfer and Stereolithography. The control of chemical modification in combination with illumination energy allows tight control of the physical properties of the resulting scaffolds to match natural tissue properties, from stiff cartilage to soft adipose. BioInks formulated from rhCollagen were evaluated with all major printing technologies exhibited the required physical properties and excellent support for cells including a series of primary and differentiated human cells.

We believe our BioInk offers ideal characteristics for 3D bioprinting, including:

●	Biocompatibility—supports cell viability and promotes proliferation (e.g. endothelial cells, fibroblasts, keratinocytes, MSCs)

●	Potential safety—has not shown to promote allergic and other tissue reactions

●	Optimized viscosity and gelation kinetics—printability and compatibility with multiple printing technologies

●	Curing with a range of light sources based on specific requirements

●	Controlled degradation profile:

●	Controlled rheological properties (e.g. viscosity)

●	Shear thinning properties – compatible with inkjet technology

●	Convenient handling at broad range of temperatures and pH (e.g. maintains liquid properties at RT and above – no gelation)

●	Compatible with different photoinitiators to cover the spectrum of 280-500nm

●	Customized physical properties of the printed constructs that are compatible with natural tissues

We have initiated several research collaborations with biotechnology and medical device companies, as well as academic and research institutions. These collaborations include development of technology for 3D bioprinting of life-saving organs and different tissues such as cornea, using our BioInk formulations. Our collaborations are generally structured such that our partners provide research funding and purchasing of our BioInk to cover the scope of work, in part or in full. This funding is typically reflected as collaboration revenues in our financial statements. Upon entering into a collaboration, we disclose the financial details only to the extent that they are material to our business and not subject to confidentiality agreements with our partners. Research collaborations with academic or research institutions typically involve both us and the academic partner contributing resources directly to projects, but also may involve sponsored research agreements where we fund specific research programs.

In May 2017, we created a division focused on development of our rhCollagen-based BioInk, following the expansion of our research activities in the field of 3D biologic printing of organs and tissues.

In September 2017, we received an initial order for our rhCollagen-based BioInk. The order is from a leading biotechnology company with which CollPlant is in discussions for the possible co-development of 3D bioprinting of life-saving organs. In November 2017, we received a repeat order from the same company, and since then we are supplying orders of BioInk and rhCollagen to this company every quarter.

In October 2017, we entered into a five-month work plan with one of the world’s leading medical device companies to develop a prototype of 3D-printed orthopedic implant based on our rhCollagen-based BioInk. This work plan is ongoing.

In October 2018, CollPlant Ltd. our wholly-owned subsidiary, entered into a License, Development and Commercialization Agreement with Lung Biotechnology PBC, or LB, a public benefit corporation and wholly-owned subsidiary of United Therapeutics Corporation, pursuant to which Collplant and LB will collaborate in the development of engineered lungs or lung substitutes using our rhCollagen and Bioink.

 VergenixSTR—Tendinopathy Treatment

VergenixSTR is a soft tissue repair matrix which combines cross-linked rhCollagen with PRP, a concentrated blood plasma that contains high levels of platelets, a critical component of the healing process. Platelets contain growth factors that are responsible for stimulating tissue generation and repair, including soft tissue repair, bone regeneration, development of new blood vessels, and stimulation of the wound healing process. VergenixSTR serves as a scaffold to support cell proliferation and the release of growth factors. The product is injected into the affected area, and forms a viscous gel matrix which serves as a temporary reservoir for PRP in the vicinity of a tendon injury site, holding the platelet concentrate in place at the injured area. The matrix formed has the capabilities to activate the platelets in PRP, thereby releasing growth factors in a controlled manner and controlled biodegradation time, enabling optimal healing.

VergenixSTR is intended for the treatment of tendinopathy by promoting healing and repair of tendon injuries in a variety of tendons including the elbow tendon (for treatment of “tennis elbow”), rotator cuffs, patellar tendons, Achilles tendon, and hand tendon.

In October 2016, we received CE marking certification for VergenixSTR. Following adoption by key opinion leaders and establishment of sales in Europe, we intend to pursue regulatory approval for VergenixSTR in the United States under the premarket approval application, or PMA, regulatory pathway. We are seeking to hold a pre-IDE, meeting with the FDA in the fourth quarter of 2018. In November 2016, we entered into an exclusive distribution agreement with Arthrex GmbH in Munich, Germany, an affiliate of Arthrex, Inc, for VergenixSTR covering Europe, the Middle East, India, and certain African countries. Sales in Europe commenced in the fourth quarter of 2016.

VergenixFG—Wound Filler

VergenixFG is an advanced wound care product based on our rhCollagen. VergenixFG is intended for the treatment of deep surgical incisions and deep wounds, including diabetic ulcers, venous and pressure ulcers, burns, bedsores, and other chronic wounds that are difficult to heal. VergenixFG is designed to be easy to use and to be administrated through a cannula by a doctor or nurse. The VergenixFG formulation provides a scaffold of pure human collagen, an important characteristic in promoting the closure of wounds, that fills the wound bed and is engineered to create maximal contact with the surrounding tissue, which is believed to enhance healing. VergenixFG provides complete coverage of the wound site, facilitates wound closure through an engineered synchronization between scaffold degradation and growth of new tissue, and offers a non-allergenic and pathogen-free scaffold for safe and efficacious wound care therapy. Other flowable gel products are available on the market, but they are based on tissue-derived collagen.

In February 2016, we received CE marking certification for VergenixFG. Since then we have entered into distribution agreements for the distribution of VergenixFG in Italy, Switzerland, Turkey, the Netherlands, Greece and Cyprus, and we intend to enter into additional distribution agreements in Europe. We intend to enter into additional distribution agreements in Europe, and following adoption by key opinion leaders and establishment of sales in Europe, we intend to pursue regulatory approval for VergenixFG in the United States under the PMA regulatory pathway.

Dermal Filler

In May 2018, we filed a provisional patent application with the U.S. Patent and Trademark Office for photocurable dermal fillers comprised of rhCollagen and hyaluronic acid, for the aesthetics market. The combination of hyaluronic acid, a naturally-occurring, moisture-binding compound, with our plant-based, tissue regenerating rhCollagen, is intended to form the basis for a new dermal filler product line aimed at addressing the need for ‘healthier,’ more innovative aesthetic products to treat wrinkles.

Recent Financings

Alpha Financing

On September 6, 2017, we entered into a Securities Purchase Agreement, or the Alpha Purchase Agreement, with Alpha Capital Anstalt, or Alpha, pursuant to which we agreed, upon the terms and subject to the conditions of the Alpha Purchase Agreement, to issue and sell to Alpha in a private placement, certain of our securities in three tranches, as follows: (i) at the first closing, ordinary shares and a Convertible Debenture, or Debenture, for a purchase price of $2,000,000, (ii) at the second closing, ordinary shares and/or a Debenture for a purchase price of $2,000,000, and (iii) at the third closing, ordinary shares and/or a Debenture, and the Alpha Warrant, for a purchase price of $1,000,000.

Alpha Purchase Agreement

At each closing, the number of ordinary shares issuable was calculated by dividing the applicable purchase price by NIS 0.36144, subject to adjustment for share splits, share dividends and the like, and with respect to each of the first and second closings, an additional 3,458,408 ordinary shares are issuable for no cash consideration; provided that to the extent that the purchaser’s ownership of ordinary shares, together with any of its affiliates, would exceed a beneficial ownership limitation of 4.99%, then Alpha may at its option, elect to apply the applicable purchase price to the purchase of Debentures.

We completed the first closing on October 26, 2017, which resulted in the issuance to Alpha of an aggregate of 7,280,000 ordinary shares and a Debenture in the principal amount of $1,375,144 for gross proceeds of $2,000,000. We completed the second closing on December 31, 2017, which resulted in the issuance to Alpha of a Debenture in the principal amount of $2,000,000. Upon the listing of our ADSs on the Nasdaq Capital Market, the Debentures automatically converted into a pre-paid warrant to purchase 786,455 ADSs representing 39,322,742 ordinary shares. During July and August 2018, Alpha exercised a portion of such pre-paid warrant into 165,000 ADSs representing 8,250,000 ordinary shares. We completed the third closing on April 30, 2018, which resulted in the issuance to Alpha of a pre-paid warrant to purchase 9,921,482 ordinary shares represented by 198,430 ADSs and the Alpha Warrant to purchase up to 49,607,407 ordinary shares represented by 992,149 ADSs, at an exercise price of NIS 36.14 per ADS ($10.28 per ADS), for gross proceeds of $1 million. The underlying ordinary shares issuable upon exercise of the pre-paid warrant to purchase 9,921,482 ordinary shares represented by 198,430 ADSs and the Alpha Warrant issued in the third closing are included in the ordinary shares being registered in the registration statement of which this prospectus forms a part.

Under the Alpha Purchase Agreement, Alpha was granted a right of participation in certain future offerings until October 26, 2018. In addition, the Alpha Purchase Agreement contains full-ratchet anti-dilution protection until October 26, 2019 in the event of certain subsequent equity issuances at a price that is lower than the then applicable per ordinary share purchase price.

The Alpha Purchase Agreement provides for the following restrictions on future issuances of securities (subject to certain exempt issuances): (i) until the 24 month anniversary of the second closing or the applicable date of termination of the Alpha Purchase Agreement pursuant to the terms therein, if applicable, (as the case may be), we are prohibited from effecting a variable rate transaction, (ii) until the 12 month anniversary of the third closing (May 1, 2019), we are prohibited from issuing any equity securities that include any anti-dilution protection (other than customary anti-dilution protection for share splits, dividends and the like), and (iii) until the 12 month anniversary of the second closing or the applicable date of termination of the Alpha Purchase Agreement pursuant to the terms therein, if applicable, (as the case may be), we are prohibited from issuing any equity securities for an effective price per share less than the effective per ordinary purchase price, subject to adjustment for share splits, dividends and the like.

The Alpha Purchase Agreement further provides for certain board appointment rights. On the first closing, we were required to appoint two directors selected by Alpha (out of a seven-member board) and on the second closing, we were required to appoint one director selected by Alpha (out of an eight-member board), each who shall serve as directors at least until the end of our 2018 annual general meeting. At the first closing, Alpha selected Scott Burell to serve on the board and in June 2018 Alpha selected Dr. Wolfgang Ruttenstorfer to serve on the board.

We were required under the Alpha Purchase Agreement to use commercially reasonable efforts to take the necessary steps to transition to dual-listing reporting format with a view to delisting our ordinary shares from the TASE and to list the ADSs on the Nasdaq Capital Market.

If we fail to timely effect a legend removal in accordance with the Alpha Purchase Agreement, the Alpha Purchase Agreement provides for certain liquidated damages and customary buy-in provisions. In addition, the Alpha Purchase Agreement provides for certain liquidated damages in the case of a failure to satisfy certain current public information requirements under Rule 144.

The Alpha Purchase Agreement also contains representations and warranties, covenants and indemnification provisions customary in transactions of this nature.

Debentures

In connection with the first and second closings, we issued Debentures in an aggregate principal amount of $3,375,144. As stated above, upon the listing of our ADSs on the Nasdaq Capital Market, the Debentures automatically converted into a pre-paid warrant to purchase 786,455 ADSs representing approximately 39,322,742 ordinary shares.

The Debenture issuable had a maturity date of five years from the date of issuance and is interest-free. The Debenture was convertible at any time at the option of the holder into ADSs at a conversion price of the US dollar equivalent, as for the Debenture issued in the first and second closing, of NIS 15.3897 and, for the Debenture issued in the third closing, of NIS 18.0719 (each calculated in accordance with the rate of exchange of NIS 3.586 per US$1.00) per ADS. In addition, the Debenture was mandatorily convertible at the then effective conversion price without regard to any beneficial ownership limitation if (i) the ADSs or our ordinary shares are approved for listing on the Nasdaq Capital Market, and (ii) certain equity conditions are met, including, among other things, an effective registration covering a minimum number of ordinary shares held by the holder or that all the ordinary shares or ADSs held by the holder may be sold under Rule 144 without volume or manner-of-sale restrictions or current public information requirements; provided that the holder could elect to convert the Debenture in whole or in part to a pre-paid warrant to purchase such number of ADSs otherwise issuable upon mandatory conversion of the Debenture. The pre-paid warrant may be exercised on a cashless basis at any time. The pre-paid warrant is subject to certain anti-dilution adjustments upon certain events, including share splits, share dividends, subsequent rights offerings, pro-rata distributions and fundamental transactions. In addition, we entered into a side letter with Alpha pursuant to which any ordinary shares or ADSs issued upon exercise of a pre-paid warrant are subject to full-ratchet anti-dilution protection until October 26, 2019 in the event of certain subsequent equity issuances at a price that is lower than the applicable conversion price of the Debenture.

The Debenture was subject to certain anti-dilution adjustments upon certain events, including share splits, share dividends, subsequent rights offerings, pro-rata distributions and fundamental transactions. In addition, the Debenture contained full-ratchet anti-dilution protection until October 26, 2019 in the event of certain subsequent equity issuances at a price that is lower than the then applicable conversion price.

Upon the occurrence of certain events of default, the outstanding principal amount of the Debenture, together with other amounts due, would become, at the election of the holder, immediately due and payable in cash at the “Mandatory Default Amount” as defined in the Debenture. In addition, if we fail to timely effectuate a conversion under the terms of the Debenture, the Debenture provided for certain liquidated damages and customary buy-in provisions.

The Debenture was an unsecured, general obligation, and ranks pari passu with other unsecured and unsubordinated liabilities.

Warrant

 At the third closing, we issued the Alpha Warrant to purchase 49,607,407 ordinary shares represented by 992,149 ADSs. The Alpha Warrant may be exercised for a period of five years from issuance at an exercise price of the US dollar equivalent of NIS 36.14379 per ADS (calculated in accordance with the known representative rate of exchange on the date of the notice of exercise). The Alpha Warrant may be exercised on a cashless basis if after the one-year anniversary of issuance there is no effective registration statement covering the resale of the ADSs underlying the Alpha Warrant.

The Alpha Warrant is subject to certain anti-dilution adjustments upon certain events, including share splits, share dividends, subsequent rights offerings, pro-rata distributions and fundamental transactions (which, in the case of fundamental transactions, is subject to certain limitations). In addition, the Alpha Warrant contains full-ratchet anti-dilution protection until October 26, 2019 in the event of certain subsequent equity issuances at a price that is lower than the applicable exercise price of the Alpha Warrant.

If we fail to timely effectuate an exercise under the terms of the Alpha Warrant, the Alpha Warrant provides for certain liquidated damages and customary buy-in provisions.

Registration Rights Agreement

In connection with the first closing, we entered into a Registration Rights Agreement with Alpha. Pursuant to the Registration Rights Agreement, we agreed to file a registration statement with the SEC within 45 days from the date of the Registration Rights Agreement to register the resale of our ordinary shares held by Alpha that were issued in the private placement including ordinary shares underlying the Debentures, Alpha Warrant and pre-paid warrants and to maintain the effectiveness thereunder. We also agreed to use best efforts to have the registration statement declared effective within 105 days from the date of the Registration Rights Agreement and use best efforts to keep the registration statement continuously effective until the earlier of (i) the date after which all of the securities to be registered thereunder have been sold, or (ii) the date on which all the securities to be registered thereunder may be sold without volume or manner-of-sale restrictions and without current public information pursuant to Rule 144 under the Securities Act of 1933, as amended, or the Securities Act.

Additional Issuance

As part of the first and second closings under the Alpha Purchase Agreement, we issued, for no cash consideration, 3,458,408 ordinary shares on each of the first and second closings, or 6,916,816 ordinary shares in the aggregate, which was intended to constitute 2.5% of our outstanding ordinary shares as of the first closing, on each of the first and second closing date, respectively, or 5% in the aggregate, or the Additional Shares. Subsequently, Alpha claimed that the calculation of the number of Additional Shares should be based on 5% of our outstanding ordinary shares after factoring in the Meitav and Ami Purchase Agreements (described below), and therefore it should be entitled to a greater number of Additional Shares. Following board and shareholder approval, on July 11, 2018, we issued to Alpha a pre-paid warrant to purchase 1,060,000 ordinary shares represented by 21,200 ADSs. The underlying ordinary shares issuable upon exercise of such pre-paid warrant are included in the ordinary shares being registered in the registration statement of which this prospectus forms a part.

Meitav Dash Financing

On November 8, 2017, we entered into a securities purchase agreement, or the Meitav Purchase Agreement, with Meitav Dash, pursuant to which we agreed, upon the terms and subject to the conditions of the Meitav Purchase Agreement, to issue and sell to Meitav Dash in a private placement, certain of our securities in three tranches, as follows: (i) at the first closing, 9,500,000 ordinary shares, for a purchase price of NIS 3,800,000 ($1,081,389), (ii) at the second closing, 2,400,000 ordinary shares for a purchase price of NIS 960,000 ($273,193), provided that Meitav Dash shall not be obligated to buy or hold, immediately following the second closing, 20% or more of our share capital, and (iii) at the third closing for no additional consideration, warrants exercisable into 11,900,000 ordinary shares, or the Meitav Warrant.

Meitav Purchase Agreement

 We completed the first and second closings on December 26, 2017 which resulted in the issuance to Meitav Dash of an aggregate of 11,900,000 ordinary shares for gross proceeds of NIS 4,760,000 ($1,354,582) and we completed the third closing on March 7, 2018 which resulted in the issuance to Meitav Dash of a warrant to purchase 11,900,000 ordinary shares represented by 238,000 ADSs.

The Meitav Purchase Agreement contains full-ratchet anti-dilution protection until the second anniversary of the first closing in the event of certain subsequent equity issuances at a price that is lower than the then applicable per ordinary share purchase price.

The Meitav Purchase Agreement also contains representations and warranties and covenants provisions customary in transactions of this nature.

Meitav Warrant

At the third closing, which we completed on March 7, 2018, we issued the Meitav Warrant exercisable into 11,900,000 ordinary shares, represented by 238,000 ADSs. The warrant may be exercised for a period of five years from issuance at an exercise price of the US dollar equivalent of NIS 40 per ADS (calculated in accordance with the known representative rate of exchange on the date of the notice of exercise).

The Meitav Warrant is subject to certain anti-dilution adjustments upon certain events, including share splits, share dividends, subsequent rights offerings, and fundamental transactions. In addition, pursuant to a side letter, the ordinary shares or ADSs issuable upon exercise of the Meitav Warrant are subject to full-ratchet anti-dilution protection until the second anniversary of the first closing in the event of certain subsequent equity issuances at a price that is lower than the then applicable per ordinary share purchase price.

Ami Sagi Financing

On November 9, 2017, we entered into the Sagi Purchase Agreement with Ami Sagi, pursuant to which we agreed, upon the terms and subject to the conditions of the Sagi Purchase Agreement, to issue and sell to Ami Sagi in a private placement, certain of our securities in two tranches, as follows: (i) at the first closing, 9,300,000 ordinary shares, for a purchase price of NIS 3,720,000 ($1,058,623), and (ii) at the second closing for no additional consideration, the Sagi Warrant exercisable into 9,300,000 ordinary shares.

Sagi Purchase Agreement

We completed the first closing on December 26, 2017 which resulted in the issuance to Ami Sagi of an aggregate of 9,300,000 ordinary shares for gross proceeds of NIS 3,720,000 ($1,058,623) and we completed the second closing on March 7, 2018 which resulted in the issuance to Ami Sagi of a warrant to purchase 9,300,000 ordinary shares represented by 186,000 ADSs.

The Sagi Purchase Agreement contains full-ratchet anti-dilution protection until the second anniversary of the first closing in the event of certain subsequent equity issuances at a price that is lower than the then applicable per ordinary share purchase price.

The Sagi Purchase Agreement also contains representations and warranties and covenants provisions customary in transactions of this nature.

Sagi Warrant

At the second closing, which we completed on March 7, 2018, we issued to Ami Sagi the Sagi Warrant exercisable into 9,300,000 ordinary shares. The Sagi Warrant may be exercised for a period of five years from issuance at an exercise price of the US dollar equivalent of NIS 40 per ADS (calculated in accordance with the known representative rate of exchange on the date of the notice of exercise).

The Sagi Warrant is subject to certain anti-dilution adjustments upon certain events, including share splits, share dividends, subsequent rights offerings, and fundamental transactions. In addition, pursuant to a side letter, the ordinary shares or ADSs issuable upon exercise of Sagi Warrant are subject to full-ratchet anti-dilution protection until the second anniversary of the first closing in the event of certain subsequent equity issuances at a price that is lower than the then applicable per ordinary share purchase price.

January 2018 Financing

On January 18, 2018, we entered into Security Purchase Agreements for the purchase and sale, in a private placement, of an aggregate of 4,344,340 ordinary shares for an aggregate of NIS 2,172,170 ($618,147) to the following three investors as follows: (i) Alpha entered into a Security Purchase Agreement for the purchase and sale of 1,275,340 ordinary shares for NIS 637,670 ($181,466); (ii) Ami Sagi entered into a Security Purchase Agreement for the purchase and sale of 2,046,000 ordinary shares for NIS 1,023,000 ($291,121); and (iii) Docor International BV entered into a Security Purchase Agreement for the purchase and sale of 1,023,000 ordinary shares for NIS 511,500 ($145,561). Closing occurred on January 25, 2018.

July 2018 Financing

On July 26, 2018, we entered into a Securities Purchase Agreement with Ami Sagi for the purchase and sale, in a private placement, of 11,125,000 ordinary shares for an aggregate purchase price of NIS 4,561,250 (approximately $1.3 million). Closing occurred on July 31, 2018.

Delisting from TASE

On April 16, 2018, we petitioned the District Court of Lod, Israel, or the Court to approve the convening of a special general meeting of its shareholders and the holders of Series I Warrants and Series K Warrants for the purpose of obtaining approval to voluntarily delist our ordinary shares from the TASE, while maintaining a continued listing on Nasdaq. Subsequently, at separate meetings, the shareholders and holders of Series I Warrants and Series K Warrants approved an arrangement between the Company, its shareholders and the holders of Series I Warrants and Series K Warrants for the delisting of all of the Company’s securities from trading on the Tel Aviv Stock Exchange Ltd. pursuant to Section 350 of the Israeli Companies Law of 1999, or, the Arrangement. As part of the Arrangement, the exercise price of each three of the Series I Warrants and the Series K Warrants was reduced from NIS 2.40 and NIS 1.80 per each Series I Warrant and Series K Warrant, respectively, to NIS 1.20 (with each three Warrants exercisable into one ordinary share). On July 29 2018, the Court approved the Arrangement, following its approval by our shareholders and holders of Series I and Series K Warrants. The last date of trading of our ordinary shares, Series I Warrants and Series K Warrants on the TASE was on October 29, 2018.

THE OFFERING

Ordinary shares offered by the selling shareholder	60,588,889 ordinary shares, par value NIS 0.03 per share, represented by 1,211,779 ADSs consisting of (i) 10,981,482 ordinary shares represented by 219,630 ADSs issuable upon exercise of pre-paid warrants, and (ii) 49,607,407 ordinary shares represented by 992,149 ADSs issuable upon exercise of the Alpha Warrant.

Ordinary shares outstanding	190,535,668 ordinary shares as of October 29, 2018.

The ADSs	Each ADS represents 50 ordinary shares, par value NIS 0.03 per share. You will have the rights of an ADS holder as provided in the deposit agreement among us, the depositary, and all holders and beneficial owners of ADSs issued thereunder. To better understand the terms of the ADSs, you should carefully read the section in this prospectus titled “Description of American Depositary Shares.” We also encourage you to read the deposit agreement, which is filed as an exhibit to the registration statement that includes this prospectus.

Depositary	The Bank of New York Mellon.

Use of proceeds	We will not receive any proceeds from the sale of the ordinary shares represented by ADSs by the selling shareholder. All net proceeds from the sale of the ordinary shares represented by ADSs covered by this prospectus will go to the selling shareholder. However, we may receive the proceeds from any exercise of warrants if the holder does not exercise the warrants on a cashless basis. See the section of this prospectus titled “Use of Proceeds.”

Risk factors	You should read the “Risk Factors” section starting on page 12 of this prospectus for a discussion of factors to consider carefully before deciding to invest in the ADSs.

Nasdaq Capital Market symbol	CLGN

Unless otherwise stated, the number of ordinary shares outstanding excludes as of October 29, 2018:

●	920,461 ordinary shares held in treasury;

●	27,638,931 ordinary shares issuable upon the exercise of 47,944,792 outstanding options at a weighted average exercise price of NIS 0.61 ($0.17) per option;

●	4,581,675 ordinary shares issuable upon the exercise of 13,745,025 outstanding Series I warrants at an exercise price of NIS 0.40 ($0.11) per warrant;

●	12,177,167 ordinary shares issuable upon the exercise of 36,531,500 outstanding Series K warrants at an exercise price of NIS 0.40 ($0.11) per warrant;

●	42,054,224 ordinary shares represented by 841,085 ADSs issuable upon the exercise of pre-paid warrants;

●	49,607,407 ordinary shares represented by 992,149 ADSs upon the exercise of warrants at NIS 0.72 per ordinary share; and

●	21,200,000 ordinary shares represented by 424,000 ADSs upon the exercise of warrants at NIS 0.80 per ordinary share.

Unless otherwise indicated, all information in this prospectus:

●	gives effect to a 1-for-3 reverse stock split of our outstanding ordinary shares effected on November 20, 2016 and the corresponding adjustment of our ordinary share price per share data;

●	maintains the exercise price of each option and warrant in effect prior to November 20, 2016, such that each option or warrant will be exercised for one-third of one ordinary share of the Company;

●	gives effect to an adjustment to the ratio of ADSs to ordinary shares from one ADS representing 100 ordinary shares to one ADS representing 50 ordinary shares effected on November 21, 2016; and

●	assumes no exercise of the outstanding options or warrants described above.

RISK FACTORS

Investing in our securities involves a high degree of risk. You should carefully consider the risks described under the heading “Risk Factors” in our Annual Report on Form 20-F for the fiscal year ended December 31, 2017, which is incorporated by reference into this prospectus, as well as the other information in this prospectus or incorporated by reference into this prospectus (including our financial statements and the related notes), before deciding whether to invest in our securities. Investment risks can be market-wide as well as unique to a specific industry or company. Additional risks and uncertainties not presently known to us or that we currently deem immaterial also may impair our business operations. The occurrence of any of the risks described in our Annual Report could harm our business, financial condition, results of operations or growth prospects. In that case, the trading price of our securities could decline, and you may lose all or part of your investment.

The sale of a substantial amount of our ordinary shares or ADSs, including resale of the ADSs issued to or issuable upon the exercise of the pre-paid warrants and the Alpha Warrant held by the selling shareholder in the public market could adversely affect the prevailing market price of our ordinary shares.

We are registering for resale up to an aggregate of 60,588,889 ordinary shares represented by 1,211,779 ADSs consisting of (i) 10,981,482 ordinary shares represented by 219,630 ADSs issuable upon exercise of pre-paid warrants, and (ii) 49,607,407 ordinary shares represented by 992,149 ADSs issuable upon exercise of the Alpha Warrant. In addition, we have previously registered for resale an aggregate of 46,602,742 ordinary shares represented by 932,054 ADSs, consisting of (i) 7,280,000 ordinary shares represented by 145,600 ADSs, and (ii) 39,322,742 ordinary shares represented by 786,454 ADSs issuance upon the exercise of a pre-paid warrant. In addition, on January 18, 2018, we entered into Security Purchase Agreements for the purchase and sale, in a private placement, of an aggregate of 4,344,340 ordinary shares for an aggregate of NIS 2,172,170 ($618,147) to Alpha, Ami Sagi and Docor International. Also, on July 26, 2018, we entered into a Securities Purchase Agreement with Ami Sagi, pursuant to which we issued 11,125,000 ordinary shares for an aggregate purchase price of NIS 4,561,250 (approximately $1.3 million). Sales of substantial amounts of shares of our ordinary shares or ADSs in the public market, or the perception that such sales might occur, could adversely affect the market price of our ADSs, and the market value of our other securities. We cannot predict if and when selling shareholders may sell such shares in the public markets. Furthermore, in the future, we may issue additional ordinary shares or ADSs or other equity or debt securities convertible into ordinary shares or ADSs. Any such issuance could result in substantial dilution to our existing shareholders and could cause our share price to decline.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

Certain information included or incorporated by reference in this prospectus may be deemed to be “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995 and other securities laws. Forward-looking statements are often characterized by the use of forward-looking terminology such as “may,” “will,” “expect,” “anticipate,” “estimate,” “continue,” “believe,” “should,” “intend,” “project” or other similar words, but are not the only way these statements are identified.

These forward-looking statements may include, but are not limited to, statements relating to our objectives, plans and strategies, statements that contain projections of results of operations or of financial condition, expected capital needs and expenses, statements relating to the research, development, completion and use of our products, and all statements (other than statements of historical facts) that address activities, events or developments that we intend, expect, project, believe or anticipate will or may occur in the future.

Forward-looking statements are not guarantees of future performance and are subject to risks and uncertainties. We have based these forward-looking statements on assumptions and assessments made by our management in light of their experience and their perception of historical trends, current conditions, expected future developments, and other factors they believe to be appropriate.

Important factors that could cause actual results, developments and business decisions to differ materially from those anticipated in these forward-looking statements include, among other things:

●	our history of significant losses and our need to raise additional capital and our inability to obtain additional capital on acceptable terms, or at all;

●	our expectations regarding the timing and cost of commencing clinical trials with respect to tissues and organs which are based on our rhCollagen based Bioink, VergenixSTR, and VergenixFG;

●	our ability to obtain favorable pre-clinical and clinical trial results;

●	regulatory action with respect to rhCollagen based BioInk, VergenixSTR, and VergenixFG including but not limited to acceptance of an application for marketing authorization, review and approval of such application, and, if approved, the scope of the approved indication and labeling;

●	commercial success and market acceptance of our rhCollagen based BioInk, VergenixSTR, and VergenixFG;

●	our ability to establish sales and marketing capabilities or enter into agreements with third parties and our reliance on third party distributors and resellers;

●	our ability to establish and maintain strategic partnerships and other corporate collaborations;

●	the scope of protection we are able to establish and maintain for intellectual property rights and our ability to operate our business without infringing the intellectual property rights of others;

●	the overall global economic environment;

●	the impact of competition and new technologies;

●	general market, political, and economic conditions in the countries in which we operate;

●	projected capital expenditures and liquidity;

●	changes in our strategy;

●	litigation and regulatory proceedings; and

●	those factors referred to in “Item 3.D. Risk Factors,” “Item 4. Information on the Company,” and “Item 5. Operating and Financial Review and Prospects”, in our Annual Report on Form 20-F incorporated by reference herein, as well as in this prospectus generally.

Readers are urged to carefully review and consider the various disclosures made throughout this prospectus which are designed to advise interested parties of the risks and factors that may affect our business, financial condition, results of operations and prospects.

You should not put undue reliance on any forward-looking statements. Any forward-looking statements in this prospectus are made as of the date hereof and are expressly qualified in their entirety by the cautionary statements included in this prospectus. We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.

EXCHANGE RATE INFORMATION

The following table sets forth information regarding the exchange rates of U.S. dollars per NIS for the periods indicated. Average rates are calculated by using the daily representative rates as reported by the Bank of Israel on the last day of each month during the periods presented.

	NIS per U.S. dollar
Year Ended December 31,	High	Low	Average	Period End
2017	3.860	3.467	3.576	3.467
2016	3.983	3.746	3.832	3.845
2015	4.053	3.761	3.888	3.902
2014	3.994	3.402	3.592	3.889
2013	3.791	3.471	3.600	3.471

The following table sets forth the high and low daily representative rates for the NIS as reported by the Bank of Israel for each of the prior six months.

	NIS per U.S. dollar
Month Ended	High	Low	Average	Period End
October 2018 (through October 29, 2018)	3.704	3.620	3.653	3.704
September 2018	3.627	3.564	3.593	3.627
August 2018	3.710	3.604	3.666	3.604
July 2018	3.667	3.618	3.645	3.664
June 2018	3.650	3.565	3.605	3.650
May 2018	3.632	3.564	3.591	3.566
April 2018	3.597	3.503	3.539	3.588

On October 29, 2018, the closing representative rate was $1.00 to NIS 3.704, as reported by the Bank of Israel.

PRICE RANGE OF OUR AMERICAN DEPOSITARY SHARES

On January 31, 2018, our ADSs commenced trading on the Nasdaq Capital Market under the symbol “CLGN”. The ADSs were quoted on the OTCQX from March 2015 to May 25, 2017, and quoted on the OTCQB from May 26, 2017 to January 30, 2018.

The following table sets forth, for the periods indicated, the reported high and low closing sale prices of the ADSs on the Nasdaq Capital Market in U.S. dollars.

	U.S.$
	Price Per ADS
	High	Low
Annual:
2017	9.34	5.70
2016 (from June 8, 2016)*	11.93	5.45
Quarterly:
Fourth Quarter 2018 (through October 29, 2018)	6.35	5.00
Third Quarter 2018	6.77	4.85
Second Quarter 2018	7.50	4.70
First Quarter 2018	9.00	6.70
Fourth Quarter 2017	9.34	7.15
Third Quarter 2017	7.15	7.15
Second Quarter 2017	7.15	6.00
First Quarter 2017	6.00	5.70
Fourth Quarter 2016	11.93	5.45
Third Quarter 2016	11.93	11.93
Second Quarter 2016 (from June 8, 2016)*	11.93	11.93
Most Recent Six Months:
October 2018 (through October 29, 2018)	6.35	5.00
September 2018	5.68	4.85
August 2018	6.59	5.23
July 2018	6.77	5.00
June 2018	7.40	5.50
May 2018	6.29	4.70
April 2018	7.50	5.22

*	To our knowledge, quoted sale prices of the ADSs are available from June 8, 2016.

On October 29, 2018, the last reported sales price of the ADSs on the Nasdaq Capital Market was $5.67 per ADS.

USE OF PROCEEDS

We will not receive any proceeds from the sale of the ordinary shares represented by ADSs by the selling shareholder of ordinary shares registered pursuant to the Registration Statement. All net proceeds from the sale of the ordinary shares represented by ADSs will go to the selling shareholder.

We may receive proceeds from the exercise of the Alpha Warrant to the extent that the Alpha Warrant is exercised for cash. The Alpha Warrant may however, be exercisable on a cashless basis if at any time after April 30, 2019, there is no effective registration statement registering, or no current prospectus available for, the resale of the Warrant ADSs by the Holder, then this Warrant may also be exercised, in whole or in part, at such time by means of a “cashless exercise. If the entire Alpha Warrant were exercised for cash in full, the proceeds would be approximately $10.2 million. We intend to use the net proceeds of such warrant exercise, if any, for research and development, general and administrative expenses, and for working capital purposes. Pending such uses, we intend to invest the net proceeds in short-term, interest-bearing, investment grade securities or as otherwise pursuant our customary investment policies. We can make no assurances that any of the Alpha Warrant will be exercised, or if exercised, that it will be exercised for cash, the quantity which will be exercised or in the period in which it will be exercised.

CAPITALIZATION

The table below sets forth our capitalization and indebtedness on an actual basis as of June 30, 2018.

The information in this table should be read in conjunction with and is qualified by reference to the financial statements and notes thereto and other financial information incorporated by reference into this prospectus.

	Actual, as of June 30, 2018 (NIS in thousands)	Actual, as of June 30, 2018 (Convenience translation into USD in thousands(1))
Cash and cash equivalents	9,363	2,565
Total liabilities	9,911	2,715
Shareholders’ equity:
Ordinary shares, par value NIS 0.03 per share—750,000,000 shares authorized; 171,160,668 shares outstanding, actual	5,128	1,405
Additional paid-in capital and warrants	192,868	52,839
Accumulated deficit	(185,059)	(50,701)
Total shareholders’ equity	12,937	3,543
Total liabilities and equity	22,848	6,258

(1)	Calculated using the exchange rate reported by the Bank of Israel for June 30, 2018 at the rate of one U.S. dollar per NIS 3.65.

The above table is based on 171,160,668 ordinary shares outstanding as of June 30, 2018, excluding the following as of such date:

●	920,461 ordinary shares held in treasury;

●	27,788,931 ordinary shares issuable upon the exercise of 48,094,792 outstanding options at a weighted average exercise price of NIS 0.61 ($0.17) per option;

●	3,098,761 ordinary shares issuable upon the exercise of 9,296,284 outstanding Series G warrants at an exercise price of NIS 0.8 ($0.23) per warrant;

●	1,384,255 ordinary shares issuable upon the exercise of 4,152,764 outstanding Series H warrants at an exercise price of NIS 0.8478 ($0.24) per warrant;

●	4,581,675 ordinary shares issuable upon the exercise of 13,745,025 outstanding Series I warrants at an exercise price of NIS 0.4 ($0.11) per warrant;

●	12,177,167 ordinary shares issuable upon the exercise of 36,531,500 outstanding Series K warrants at an exercise price of NIS 0.4 ($0.11) per warrant;

●	39,322,742 ordinary shares represented by 786,454 ADSs issuable upon the exercise of Debentures issued on October 26, 2017 and December 31, 2017; and

●	21,200,000 ordinary shares represented by 424,000 ADSs upon the exercise of warrants at NIS 0.80 ($0.23) per ordinary share.

The foregoing assumes a 1-for-3 reverse stock split of our outstanding ordinary shares effected on November 20, 2016 and maintains the exercise price of each option and warrant in effect prior to November 20, 2016, such that each option or warrant will be exercised for one-third of one ordinary share of the Company.

SELLING SHAREHOLDER

The ordinary shares being offered by the selling shareholder are those 10,981,482 ordinary shares represented by 219,630 ADSs issuable upon exercise of pre-paid warrants, and 49,607,407 ordinary shares represented by 992,149 ADSs issuable upon exercise of the Alpha Warrant, each issued to the selling shareholder. For additional information regarding the issuance of the pre-paid warrants and the Alpha Warrant, see “Prospectus Summary—Recent Financings—Alpha Financing” above. We are registering the ordinary shares in order to permit the selling shareholder to offer the ordinary shares for resale from time to time. Except for the transactions described in “Prospectus Summary—Recent Financings—Alpha Financing” above, the selling shareholder has not had any material relationship with us within the past three years.

The table below lists the selling shareholder and other information regarding the beneficial ownership of the ordinary shares held by the selling shareholder. The second column lists the number of ordinary shares beneficially owned by the selling shareholder, based on its ownership of ordinary shares, as of October 29, 2018, assuming exercise of the pre-paid warrants and Alpha Warrant into ordinary shares held by the selling shareholder on that date, without regard to any limitations on conversions or exercises.

The third column lists the ordinary shares being offered by this prospectus by the selling shareholder.

The fourth column assumes the sale of all of the shares offered by the selling shareholder pursuant to this prospectus.

Under the terms of the pre-paid warrants and Alpha Warrant, the selling shareholder may not exercise such warrant to the extent such conversion or exercise would cause the selling shareholder, together with its affiliates and attribution parties, to beneficially own a number of ordinary shares which would exceed 4.99% of our then outstanding ordinary shares following such exercise, excluding for purposes of such determination ordinary shares issuable upon the conversion of any unexercised portion of the security being converted or exercised and any other unconverted or unexercised security with an analogous beneficial ownership limitation. The number of shares in the second column does not reflect this limitation. The selling shareholder may sell all, some or none of their shares in this offering. See “Plan of Distribution.”

Name of Selling Shareholder	Number of shares of Ordinary Shares Owned Prior to Offering		Maximum Number of shares of Ordinary Shares to be Sold Pursuant to this Prospectus		Number of shares of Ordinary Shares Owned After Offering
Alpha Capital Anstalt (1)	108,466,971	(2)	60,588,889	(3)	47,878,082	(4)

(1)	Konrad Ackerman has voting and dispositive power over the securities owned by Alpha. The address of Alpha is c/o LH Financial, 510 Madison Ave, Suite 1400, New York, NY 10022.

(2)	Consists of (i) 15,530,000 ordinary shares represented by 310,600 ADSs, (ii) 31,072,742 ordinary shares represented by 621,455 ADSs issuable upon exercise of a pre-paid warrant dated January 31, 2018, (iii) 9,921,482 ordinary shares represented by 198,430 ADSs issuable upon exercise of a pre-paid warrant dated April 30, 2018, (iv) 49,607,407 ordinary shares represented by 992,149 ADSs issuable upon the exercise of the Alpha Warrant, (v) 1,060,000 ordinary shares represented by 21,200 ADSs issuable upon exercise of a pre-paid warrant dated July 11, 2018; and (vi) 1,275,340 ordinary shares issued in a private placement pursuant to a Security Purchase Agreement dated January 18, 2018.

(3)	Consists of (i) 9,921,482 ordinary shares represented by 198,430 ADSs issuable upon exercise of a pre-paid warrant dated April 30, 2018, (ii) 49,607,407 ordinary shares represented by 992,149 ADSs issuable upon the exercise of the Alpha Warrant, and (iii) 1,060,000 ordinary shares represented by 21,200 ADSs issuable upon exercise of a pre-paid warrant dated July 11, 2018.

(4)	Consists of (i) 15,530,000 ordinary shares represented by 310,600 ADSs, (ii) 31,072,742 ordinary shares represented by 621,455 ADSs issuable upon exercise of a pre-paid warrant dated January 31, 2018, and (iii) 1,275,340 ordinary shares issued in a private placement pursuant to a Security Purchase Agreement dated January 18, 2018.

DESCRIPTION OF OUR ORDINARY SHARES

The following description of our ordinary shares and provisions of our articles of association are summaries and do not purport to be complete. U.S. dollar translations of NIS amounts are translated using the rate of NIS 3.65 to one U.S. dollar, the exchange rate reported by the Bank of Israel for June 30, 2018.

General

As of October 29, 2018, our authorized share capital consisted of 750,000,000 ordinary shares, of which 190,535,668 ordinary shares were outstanding (which excludes 920,461 ordinary shares held in treasury). All of our outstanding ordinary shares have been validly issued, fully paid and non-assessable.

Our ordinary shares are not redeemable and do not have any preemptive rights.

Reverse Stock Split

On November 20, 2016, we effected a 1-for-3 reverse stock split of our ordinary shares and on November 21, 2016, we effected an adjustment to the ratio of ADSs to ordinary shares from one ADS representing 100 ordinary shares to one ADS representing 50 ordinary shares.

Options

As of October 29, 2018, under the 2010 Plan, an aggregate of 35,066,201 ordinary shares were reserved for issuance pursuant to 69,926,602 options issuable under the 2010 Plan, of which 47,944,792 options to purchase 27,638,931 ordinary shares have been granted and are outstanding, 7,464,181 options to purchase 2,488,061 ordinary shares have been exercised, and such ordinary shares have been transferred to the beneficial holders. As of October 29, 2018, 14,517,629 options to purchase 4,839,209 ordinary shares are currently reserved under our equity plans for future option grants.

Warrants

As of October 29, 2018, the following warrants were issued and outstanding:

●	13,745,025 Series I warrants to purchase 4,581,675 ordinary shares at an exercise price of NIS 0.4 ($0.11) per warrant. The expiration date of these warrants is January 31, 2019.

●	36,531,500 Series K warrants to purchase 12,177,167 ordinary shares at an exercise price of NIS 0.4 ($0.11) per warrant. The expiration date of these warrants is June 2, 2019.

●	42,054,224 ordinary shares represented by 841,084 ADSs issuable upon the exercise of pre-paid warrants. The warrant does not have an expiry date.

●	21,200,000 ordinary shares represented by 424,000 ADSs upon the exercise of warrants at NIS 0.80 ($0.23) per ordinary share. The expiration date of these warrants is March 7, 2023.

●	49,607,407 ordinary shares represented by 992,149 ADSs upon the exercise of warrants at NIS 0.72 ($0.20) per ordinary share.

Registration Number and Purposes of the Company

Our registration number with the Israeli Registrar of Companies is 52-0039785. Our purpose as set forth in our articles of association is to engage in any lawful activity.

Voting Rights and Conversion

All ordinary shares have identical voting and other rights in all respects.

Transfer of Shares

Our fully paid ordinary shares are issued in registered form and may be freely transferred under our articles of association, unless the transfer is restricted or prohibited by another instrument, applicable law, or the rules of a stock exchange on which the shares are listed for trade. The ownership or voting of our ordinary shares by non-residents of Israel is not restricted in any way by our articles of association or the laws of the State of Israel, except for ownership by nationals of some countries that are, or have been, in a state of war with Israel.

Election of Directors

Our ordinary shares do not have cumulative voting rights for the election of directors. As a result, the holders of a majority of the voting power represented at a shareholders meeting have the power to elect all of our directors, subject to the special approval requirements for external directors described under “Management—External Directors.”

Under our articles of association, our board of directors must consist of not less than three but no more than twelve directors, including two external directors, as required by the Companies Law. Pursuant to our articles of association, other than the external directors, for whom special election requirements apply under the Companies Law, the vote required to appoint a director is a simple majority vote of holders of our voting shares, participating and voting at the relevant meeting. Each director will serve until his or her successor is duly elected and qualified or until his or her earlier death, resignation, or removal by a vote of the majority voting power of our shareholders at a general meeting of our shareholders or until his or her office expires by operation of law, in accordance with the Companies Law. In addition, our articles of association allow our board of directors to appoint directors to fill vacancies on the board of directors to serve for a term of office equal to the remaining period of the term of office of the directors(s) whose office(s) have been vacated. External directors are elected for an initial term of three years, may be elected for additional terms of three years each under certain circumstances, and may be removed from office pursuant to the terms of the Companies Law. See “Management—External Directors.” for more information.

Dividend and Liquidation Rights

We may declare a dividend to be paid to the holders of our ordinary shares in proportion to their respective shareholdings. Under the Companies Law, dividend distributions are determined by the board of directors and do not require the approval of the shareholders of a company unless the company’s articles of association provide otherwise. Our articles of association do not require shareholder approval of a dividend distribution and provide that dividend distributions may be determined by our board of directors.

Pursuant to the Companies Law, the distribution amount is limited to the greater of retained earnings or earnings generated over the two most recent fiscal years, according to our then last reviewed or audited financial statements, provided that the date of the financial statements is not more than six months prior to the date of the distribution, or we may otherwise only distribute dividends that do not meet such criteria only with court approval. In each case, we are only permitted to distribute a dividend if our board of directors or the court, if applicable, determines that there is no reasonable concern that payment of the dividend will prevent us from satisfying our existing and foreseeable obligations as they become due.

In the event of our liquidation, after satisfaction of liabilities to creditors, our assets will be distributed to the holders of our ordinary shares in proportion to their shareholdings. This right, as well as the right to receive dividends, may be affected by the grant of preferential dividend or distribution rights to the holders of a class of shares with preferential rights that may be authorized in the future.

With respect to non-exculpation of a director from liability arising out of a prohibited dividend or distribution to shareholders see “Management—Approval of Related Party Transactions Under Israeli Law—Exculpation, Insurance and Indemnification of Directors and Officers.”

Exchange Controls

There are currently no Israeli currency control restrictions on remittances of dividends on our ordinary shares, proceeds from the sale of the shares or interest or other payments to non-residents of Israel, except for shareholders who are subjects of countries that are, or have been, in a state of war with Israel.

Shareholder Meetings

Under Israeli law, we are required to hold an annual general meeting of our shareholders once every calendar year that must be held no later than 15 months after the date of the previous annual general meeting. All meetings other than the annual general meeting of shareholders are referred to in our articles of association as extraordinary general meetings. Our board of directors may call extraordinary general meetings whenever it sees fit, at such time and place, within or outside of Israel, as it may determine. In addition, the Companies Law provides that our board of directors is required to convene an extraordinary general meeting upon the written request of (i) any two of our directors or one-fifth of the members of our board of directors or (ii) one or more shareholders holding, in the aggregate, either (a) 5% or more of our outstanding issued shares and 1% of our outstanding voting power or (b) 5% or more of our outstanding voting power. One or more shareholders, holding 1% or more of the outstanding voting power, may ask the board to add an item to the agenda of a prospective meeting, if the proposal merits discussion at the general meeting.

Subject to the provisions of the Companies Law and the regulations promulgated thereunder, shareholders entitled to participate and vote at general meetings are the shareholders of record on a date to be decided by the board of directors, which may be between four and 40 days prior to the date of the meeting. Furthermore, the Companies Law requires that resolutions regarding the following matters must be passed at a general meeting of our shareholders:

●	amendments to our articles of association;

●	appointment or termination of our auditors;

●	appointment of external directors;

●	approval of certain related party transactions;

●	increases or reductions of our authorized share capital;

●	a merger; and

●	the exercise of our board of director’s powers by a general meeting, if our board of directors is unable to exercise its powers and the exercise of any of its powers is required for our proper management.

The Companies Law and the regulations thereof require that a notice of any annual general meeting or extraordinary general meeting be provided to shareholders at least 21 days or 14 days, as applicable, prior to the meeting and if the agenda of the meeting includes, for example, the appointment or removal of directors, the approval of transactions with office holders or interested or related parties, or an approval of a merger, notice must be provided at least 35 days prior to the meeting.

All shareholder decisions are to be taken by votes in a shareholders’ meeting. Under the Companies Law and our articles of association, shareholders are not permitted to take action via written consent in lieu of a meeting.

Voting Rights

Quorum Requirements

Pursuant to our articles of association, holders of our ordinary shares have one vote for each ordinary share held on all matters submitted to a vote before the shareholders at a general meeting. As a foreign private issuer, the quorum required for our general meetings of shareholders consists of at least two shareholders present in person, by proxy or written ballot who hold or represent between them at least 20% of the total outstanding voting rights. A meeting adjourned for lack of a quorum is generally adjourned to the same day in the following week at the same time and place or to a later time or date if so specified in the notice of the meeting. At the reconvened meeting, any two or more shareholders present in person or by proxy shall constitute a lawful quorum. See “Management—Corporate Governance Practices” for more information.

Vote Requirements

Our articles of association provide that all resolutions of our shareholders require a simple majority vote, unless otherwise required by the Companies Law or by our articles of association. Under the Companies Law, each of (i) the approval of an extraordinary transaction with a controlling shareholder and (ii) the terms of employment or other engagement of the controlling shareholder of the company or such controlling shareholder’s relative (even if not extraordinary) requires the approval described above under “Management—Approval of Related Party Transactions Under Israeli Law—Disclosure of Personal Interests of Controlling Shareholders and Approval of Certain Transactions.” Under our articles of association, the alteration of the rights, privileges, preferences, or obligations of any class of our shares requires a simple majority vote of the class so affected (or such other percentage of the relevant class that may be set forth in the governing documents relevant to such class), in addition to the ordinary majority vote of all classes of shares voting together as a single class at a shareholder meeting. An exception to the simple majority vote requirement is a resolution for the voluntary winding up, or an approval of a scheme of arrangement or reorganization, of the company pursuant to Section 350 of the Companies Law, which requires the approval of holders of 75% of the voting rights represented at the meeting, in person, by proxy, or by voting deed and voting on the resolution.

Access to Corporate Records

Under the Companies Law, shareholders are provided access to: minutes of our general meetings; our shareholders register and principal shareholders register, articles of association and financial statements; and any document that we are required by law to file publicly with the Israeli Companies Registrar or the ISA. In addition, shareholders may request to be provided with any document related to an action or transaction requiring shareholder approval under the related party transaction provisions of the Companies Law. We may deny this request if we believe it has not been made in good faith or if such denial is necessary to protect our interest or protect a trade secret or patent.

Modification of Class Rights

Under the Companies Law and our articles of association, the rights attached to any class of share, such as voting, liquidation, and dividend rights, may be amended by adoption of a resolution by the holders of a majority of the shares of that class present at a separate class meeting, or otherwise in accordance with the rights attached to such class of shares, as set forth in our articles of association.

Pursuant to Israel’s securities laws, a company whose shares are registered for trade on the TASE may not have more than one class of shares for a period of one year following initial registration of the company on the TASE, after which it is permitted to issue preferred shares, if the preference of those shares is limited to a preference in the distribution of dividends and these preferred shares have no voting rights.

Registration Rights

In connection with the first closing of the Alpha financing, we entered into a Registration Rights Agreement with Alpha. Pursuant to the Registration Rights Agreement, we agreed to file a registration statement with the SEC within 45 days from the date of the Registration Rights Agreement to register the resale of our ordinary shares held by Alpha that were issued in the private placement including ordinary shares underlying the Debentures, Warrants and pre-paid warrants and to maintain the effectiveness thereunder. We also agreed to use best efforts to have the registration statement declared effective within 105 days from the date of the Registration Rights Agreement and use best efforts to keep the registration statement continuously effective until the earlier of (i) the date after which all of the securities to be registered thereunder have been sold, or (ii) the date on which all the securities to be registered thereunder may be sold without volume or manner-of-sale restrictions and without current public information pursuant to Rule 144 under the Securities Act.

Acquisitions under Israeli Law

Full Tender Offer

A person wishing to acquire shares of an Israeli public company and who would as a result hold over 90% of the target company’s issued and outstanding share capital is required by the Companies Law to make a tender offer to all of the company’s shareholders for the purchase of all of the issued and outstanding shares of the company. A person wishing to acquire shares of a public Israeli company and who would as a result hold over 90% of the issued and outstanding share capital of a certain class of shares is required to make a tender offer to all of the shareholders who hold shares of the relevant class for the purchase of all of the issued and outstanding shares of that class. If the shareholders who do not accept the offer hold less than 5% of the issued and outstanding share capital of the company or of the applicable class, and more than half of the shareholders who do not have a personal interest in the offer accept the offer, all of the shares that the acquirer offered to purchase will be transferred to the acquirer by operation of law. However, a tender offer will also be accepted if the shareholders who do not accept the offer hold less than 2% of the issued and outstanding share capital of the company or of the applicable class of shares.

Upon a successful completion of such a full tender offer, any shareholder that was an offeree in such tender offer, whether such shareholder accepted the tender offer or not, may, within six months from the date of acceptance of the tender offer, petition an Israeli court to determine whether the tender offer was for less than fair value and that the fair value should be paid as determined by the court. However, under certain conditions, the offeror may include in the terms of the tender offer that an offeree who accepted the offer will not be entitled to petition the Israeli court as described above.

If (i) the shareholders who did not respond or accept the tender offer hold at least 5% of the issued and outstanding share capital of the company or of the applicable class or the shareholders who accept the offer constitute less than a majority of the offerees that do not have a personal interest in the acceptance of the tender offer, or (ii) the shareholders who did not accept the tender offer hold 2% or more of the issued and outstanding share capital of the company (or of the applicable class), the acquirer may not acquire shares of the company that will increase its holdings to more than 90% of the company’s issued and outstanding share capital or of the applicable class from shareholders who accepted the tender offer.

Special Tender Offer

The Companies Law provides that an acquisition of shares of an Israeli public company must be made by means of a special tender offer if as a result of the acquisition the purchaser would become a holder of 25% or more of the voting rights in the company. This requirement does not apply if there is already another holder of at least 25% of the voting rights in the company. Similarly, the Companies Law provides that an acquisition of shares in a public company must be made by means of a special tender offer if, as a result of the acquisition, the purchaser would become a holder of more than 45% of the voting rights in the company, provided that there is no other shareholder of the company who holds more than 45% of the voting rights in the company, subject to certain exceptions.

A special tender offer must be extended to all shareholders of a company but the offeror is not required to purchase shares representing more than 5% of the voting power attached to the company’s outstanding shares, regardless of how many shares are tendered by shareholders. A special tender offer may be consummated only if (i) outstanding shares representing at least 5% of the voting power of the company will be acquired by the offeror and (ii) the number of shares tendered in the offer exceeds the number of shares whose holders objected to the offer (excluding the purchaser, controlling shareholders, holders of 25% or more of the voting rights in the company or any person having a personal interest in the acceptance of the tender offer). If a special tender offer is accepted, then the purchaser or any person or entity controlling it or under common control with the purchaser or such controlling person or entity may not make a subsequent tender offer for the purchase of shares of the target company and may not enter into a merger with the target company for a period of one year from the date of the offer, unless the purchaser or such person or entity undertook to effect such an offer or merger in the initial special tender offer.

Under the Companies Regulations (Relief for Public Companies whose Shared are Traded on Exchanges outside of Israel), the above requirements for a special tender offer do not apply in instances whereby according to the laws of the foreign jurisdiction there are limitations regarding the acquisition of a controlling interest in the company of any specified portion or the acquisition of a controlling interest of any specified portion necessitates an offer by the potential acquirer of a controlling interest to acquire shares from amongst the publicly traded shares.

Merger

The Companies Law permits merger transactions if approved by each party’s board of directors and, unless certain requirements described under the Companies Law are met, by a majority vote of each party’s shareholders, and, in the case of the target company, a majority vote of each class of its shares, voted on the proposed merger at a shareholders meeting.

The board of directors of a merging company is required pursuant to the Companies Law to discuss and determine whether in its opinion there exists a reasonable concern that, as a result of a proposed merger, the surviving company will not be able to satisfy its obligations towards its creditors, taking into account the financial condition of the merging companies. If the board of directors has determined that such a concern exists, it may not approve a proposed merger. Following the approval of the board of directors of each of the merging companies, the boards of directors must jointly prepare a merger proposal for submission to the Israeli Registrar of Companies.

For purposes of the shareholder vote, unless a court rules otherwise, the merger will not be deemed approved if a majority of the votes of shares represented at the shareholders meeting that are held by parties other than the other party to the merger, or by any person (or group of persons acting in concert) who holds (or hold, as the case may be) 25% or more of the voting rights or the right to appoint 25% or more of the directors of the other party, vote against the merger. If, however, the merger involves a merger with a company’s own controlling shareholder or if the controlling shareholder has a personal interest in the merger, then the merger is instead subject to the same special majority approval that governs all extraordinary transactions with controlling shareholders (as described under “Management—Approval of Related Party Transactions Under Israeli Law—Disclosure of Personal Interests of Controlling Shareholders and Approval of Certain Transactions”).

If the transaction would have been approved by the shareholders of a merging company but for the separate approval of each class or the exclusion of the votes of certain shareholders as provided above, a court may still approve the merger upon the request of holders of at least 25% of the voting rights of a company, if the court holds that the merger is fair and reasonable, taking into account the value of the parties to the merger and the consideration offered to the shareholders of the target company.

Upon the request of a creditor of either party to the proposed merger, the court may delay or prevent the merger if it concludes that there exists a reasonable concern that, as a result of the merger, the surviving company will be unable to satisfy the obligations of the merging entities, and may further give instructions to secure the rights of creditors.

In addition, a merger may not be consummated unless at least 50 days have passed from the date on which a proposal for approval of the merger was filed by each party with the Israeli Registrar of Companies and at least 30 days have passed from the date on which the merger was approved by the shareholders of each party.

Anti-Takeover Measures under Israeli Law

For as long as our securities are traded on the TASE, the Israeli Securities Law does not generally allow us, as a public company traded on the TASE, to create and issue shares having rights different from those attached to our ordinary shares, other than preferred shares with a dividend preference and without voting rights. For as long as our shares are traded on the TASE, no preferred shares will be authorized under the Israeli Securities Law and our articles of association. The authorization and designation of a class of preferred shares will require an amendment to our articles of association, which requires the prior approval of the holders of a majority of the voting power attaching to our issued and outstanding shares at a general meeting. The convening of the meeting, the shareholders entitled to participate, and the majority vote required to be obtained at such a meeting will be subject to the requirements set forth in the Companies Law as described above in “—Voting Rights.”

Borrowing Powers

Pursuant to the Companies Law and our articles of association, our board of directors may exercise all powers and take all actions that are not required under law or under our articles of association to be exercised or taken by our shareholders, including the power to borrow money for company purposes.

Changes in Capital

Our articles of association enable us to increase or reduce our share capital. Any such changes are subject to the provisions of the Companies Law and must be approved by a resolution duly passed by our shareholders at a general meeting by voting on such change in the capital. In addition, certain transactions that have the effect of reducing capital, such as the declaration and payment of dividends in the absence of sufficient retained earnings or profits, require the approval of both our board of directors and an Israeli court.

DESCRIPTION OF AMERICAN DEPOSITARY SHARES

American Depositary Shares

The Bank of New York Mellon, as depositary, will register and deliver American Depositary Shares, also referred to as ADSs. Each ADS will represent 50 shares (or a right to receive 50 shares) deposited with Bank Hapoalim, as custodian for the depositary in Israel. Each ADS will also represent any other securities, cash or other property which may be held by the depositary. The depositary’s office at which the ADSs will be administered is located at 101 Barclay Street, New York, New York 10286. The Bank of New York Mellon’s principal executive office is located at One Wall Street, New York, New York 10286.

You may hold ADSs either: (i) directly (a) by having an American Depositary Receipt, also referred to as an ADR, which is a certificate evidencing a specific number of ADSs, registered in your name, or (b) by having uncertificated ADSs registered in your name; or (ii) indirectly by holding a security entitlement in ADSs through your broker or other financial institution that is a direct or indirect participant in The Depository Trust Company, also called DTC. If you hold ADSs directly, you are a registered ADS holder, also referred to as an ADS holder. This description assumes you are an ADS holder. If you hold the ADSs indirectly, you must rely on the procedures of your broker or other financial institution to assert the rights of ADS holders described in this section. You should consult with your broker or financial institution to find out what those procedures are.

Registered holders of uncertificated ADSs will receive statements from the depositary confirming their holdings.

As an ADS holder, we will not treat you as one of our shareholders and you will not have shareholder rights. Israeli law governs shareholder rights. The depositary will be the holder of the shares underlying your ADSs. As a registered holder of ADSs, you will have ADS holder rights. A deposit agreement among us, the depositary, ADS holders and all other persons indirectly or beneficially holding ADSs sets out ADS holder rights as well as the rights and obligations of the depositary. New York law governs the deposit agreement and the ADSs.

The following is a summary of the material provisions of the deposit agreement. For more complete information, you should read the entire deposit agreement and the form of ADR. Directions on how to obtain copies of those documents are provided under “Where You Can Find More Information” on page 34.

Dividends and Other Distributions

How will you receive dividends and other distributions on the shares?

The depositary has agreed to pay to ADS holders the cash dividends or other distributions it or the custodian receives on shares or other deposited securities, after deducting its fees and expenses. You will receive these distributions in proportion to the number of shares your ADSs represent.

Cash. The depositary will convert any cash dividend or other cash distribution we pay on the shares into U.S. dollars, if it can do so on a reasonable basis and can transfer the U.S. dollars to the United States. If that is not possible or if any government approval is needed and cannot be obtained, the deposit agreement allows the depositary to distribute the foreign currency only to those ADS holders to whom it is possible to do so. It will hold the foreign currency it cannot convert for the account of the ADS holders who have not been paid. It will not invest the foreign currency and it will not be liable for any interest.

Before making a distribution, any withholding taxes, or other governmental charges that must be paid will be deducted. See “Taxation—Israeli Tax Considerations” and “Taxation—U.S. Federal Income Tax Consequences.” The depositary will distribute only whole U.S. dollars and cents and will round fractional cents to the nearest whole cent. If the exchange rates fluctuate during a time when the depositary cannot convert the foreign currency, you may lose some or all of the value of the distribution.

Shares. The depositary may distribute additional ADSs representing any shares we distribute as a dividend or free distribution. The depositary will only distribute whole ADSs. It will sell shares which would require it to deliver a fractional ADS (or ADSs representing those shares) and distribute the net proceeds in the same way as it does with cash. If the depositary does not distribute additional ADSs, the outstanding ADSs will also represent the new shares. The depositary may sell a portion of the distributed shares (or ADSs representing those shares) sufficient to pay its fees and expenses, and to pay taxes or charges that the depositary is obligated to withhold, in connection with that distribution.

Rights to Purchase Additional Shares. If we offer holders of our securities any rights to subscribe for additional shares or any other rights, the depositary may (i) exercise those rights on behalf of ADS holders, (ii) distribute those rights to ADS holders, or (iii) sell those rights and distribute the net proceeds to ADS holders, in each case after deduction or upon payment of its fees and expenses. To the extent the depositary does not do any of those things, it will allow the rights to lapse. In that case, you will receive no value for them. The depositary will exercise or distribute rights only if we ask it to and provide satisfactory assurances to the depositary that it is legal to do so. If the depositary will exercise rights, it will purchase the securities to which the rights relate and distribute those securities or, in the case of shares, new ADSs representing the new shares, to subscribing ADS holders, but only if ADS holders have paid the exercise price to the depositary. U.S. securities laws may restrict the ability of the depositary to distribute rights or ADSs or other securities issued on exercise of rights to all or certain ADS holders, and the securities distributed may be subject to restrictions on transfer.

Other Distributions. The depositary will send to ADS holders anything else we distribute on deposited securities by any means it thinks is legal, fair, and practical. If it cannot make the distribution in that way, the depositary has a choice. It may decide to sell what we distributed and distribute the net proceeds, in the same way as it does with cash. Or, it may decide to hold what we distributed, in which case ADSs will also represent the newly distributed property. However, the depositary is not required to distribute any securities (other than ADSs) to ADS holders unless it receives satisfactory evidence from us that it is legal to make that distribution. The depositary may sell a portion of the distributed securities or property sufficient to pay its fees and expenses in connection with that distribution. U.S. securities laws may restrict the ability of the depositary to distribute securities to all or certain ADS holders, and the securities distributed may be subject to restrictions on transfer.

The depositary is not responsible if it decides that it is unlawful or impractical to make a distribution available to any ADS holders. We have no obligation to register ADSs, shares, rights, or other securities under the Securities Act. We also have no obligation to take any other action to permit the distribution of ADSs, shares, rights, or anything else to ADS holders. This means that you may not receive the distributions we make on our shares or any value for them if it is illegal or impractical for us to make them available to you.

Deposit, Withdrawal and Cancellation

How are ADSs issued?

The depositary will deliver ADSs if you or your broker deposits shares or evidence of rights to receive shares with the custodian. Upon payment of its fees and expenses and of any taxes or charges, such as stamp taxes or stock transfer taxes or fees, the depositary will register the appropriate number of ADSs in the names you request and will deliver the ADSs to or upon the order of the person or persons that made the deposit.

How can ADS holders withdraw the deposited securities?

You may surrender your ADSs at the depositary’s corporate trust office. Upon payment of its fees and expenses and of any taxes or charges, such as stamp taxes or stock transfer taxes or fees, the depositary will deliver the shares and any other deposited securities underlying the ADSs to the ADS holder or a person the ADS holder designates at the office of the custodian. Or, at your request, risk, and expense, the depositary will deliver the deposited securities at its corporate trust office, if feasible. The depositary may charge you a fee and its expenses for instructing the custodian regarding delivery of deposited securities.

How do ADS holders interchange between certificated ADSs and uncertificated ADSs?

You may surrender your ADR to the depositary for the purpose of exchanging your ADR for uncertificated ADSs. The depositary will cancel that ADR and will send to the ADS holder a statement confirming that the ADS holder is the registered holder of uncertificated ADSs. Alternatively, upon receipt by the depositary of a proper instruction from a registered holder of uncertificated ADSs requesting the exchange of uncertificated ADSs for certificated ADSs, the depositary will execute and deliver to the ADS holder an ADR evidencing those ADSs.

Voting Rights

How do you vote?

ADS holders may instruct the depositary how to vote the number of deposited shares their ADSs represent. If we request the depositary to solicit your voting instructions (and we are not required to do so), the depositary will notify you of a shareholders’ meeting and send or make voting materials available to you. Those materials will describe the matters to be voted on and explain how ADS holders may instruct the depositary how to vote. For instructions to be valid, they must reach the depositary by a date set by the depositary. The depositary will try, as far as practicable, subject to the laws of Israel and the provisions of our articles of association or similar documents, to vote or to have its agents vote the shares or other deposited securities as instructed by ADS holders. If we do not request the depositary to solicit your voting instructions, you can still send voting instructions, and, in that case, the depositary may try to vote as you instruct, but it is not required to do so.

Except by instructing the depositary as described above, you won’t be able to exercise voting rights unless you surrender your ADSs and withdraw the shares. However, you may not know about the meeting enough in advance to withdraw the shares. In any event, the depositary will not exercise any discretion in voting deposited securities and it will only vote or attempt to vote as instructed.

We cannot assure you that you will receive the voting materials in time to ensure that you can instruct the depositary to vote your shares. In addition, the depositary and its agents are not responsible for failing to carry out voting instructions or for the manner of carrying out voting instructions. This means that you may not be able to exercise voting rights and there may be nothing you can do if your shares are not voted as you requested.

In order to give you a reasonable opportunity to instruct the depositary as to the exercise of voting rights relating to deposited securities, if we request the depositary to act, we agree to give the depositary notice of any such meeting and details concerning the matters to be voted upon at least 30 days in advance of the meeting date.

Fees and Expenses

Persons depositing or withdrawing ordinary shares or ADS holders must pay:	For:

$5.00 (or less) per 100 ADSs (or portion of 100 ADSs)	Issuance of ADSs, including issuances resulting from a distribution of ordinary shares or rights or other property; or cancellation of ADSs for the purpose of withdrawal, including if the deposit agreement terminates

$0.05 (or less) per ADS	Any cash distribution to ADS holders

A fee equivalent to the fee that would be payable if securities distributed to you had been ordinary shares and the ordinary shares had been deposited for issuance of ADSs	Distribution of securities distributed to holders of deposited securities which are distributed by the depositary to ADS holders

$0.05 (or less) per ADS per calendar year	Depositary services

Registration or transfer fees	Transfer and registration of ordinary shares on our share register to or from the name of the depositary or its agent when you deposit or withdraw ordinary shares

Expenses of the depositary	Cable (including SWIFT) and facsimile transmissions (when expressly provided in the deposit agreement); conversion of foreign currency to U.S. dollars

Taxes and other governmental charges the depositary or the custodian has to pay on any ADSs or ordinary shares underlying ADSs, such as stock transfer taxes, stamp duty, or withholding taxes	As necessary

Any charges incurred by the depositary or its agents for servicing the deposited securities	As necessary

The depositary collects its fees for delivery and surrender of ADSs directly from investors depositing shares or surrendering ADSs for the purpose of withdrawal or from intermediaries acting for them. The depositary collects fees for making distributions to investors by deducting those fees from the amounts distributed or by selling a portion of distributable property to pay the fees. The depositary may collect its annual fee for depositary services by deduction from cash distributions or by directly billing investors or by charging the book-entry system accounts of participants acting for them. The depositary may collect any of its fees by deduction from any cash distribution payable (or by selling a portion of securities or other property distributable) to ADS holders that are obligated to pay those fees. The depositary may generally refuse to provide fee-attracting services until its fees for those services are paid.

From time to time, the depositary may make payments to us to reimburse us for costs and expenses generally arising out of establishment and maintenance of the ADS program, waive fees and expenses for services provided to us by the depositary, or share revenue from the fees collected from ADS holders. In performing its duties under the deposit agreement, the depositary may use brokers, dealers, or other service providers that are affiliates of the depositary and that may earn or share fees or commissions.

The depositary may convert currency itself or through any of its affiliates and, in those cases, acts as principal for its own account and not as an agent, fiduciary, or broker on behalf of any other person and earns revenue, including, without limitation, fees, and spreads that it will retain for its own account. The depositary makes no representation that the exchange rate used or obtained in any currency conversion will be the most favorable rate that could be obtained at the time or as to the method by which that rate will be determined, subject to its obligations under the deposit agreement.

Payment of Taxes

You will be responsible for any taxes or other governmental charges payable on your ADSs or on the deposited securities represented by any of your ADSs. The depositary may refuse to register any transfer of your ADSs or allow you to withdraw the deposited securities represented by your ADSs until such taxes or other charges are paid. It may apply payments owed to you or sell deposited securities represented by your ADSs to pay any taxes owed and you will remain liable for any deficiency. If the depositary sells deposited securities, it will, if appropriate, reduce the number of ADSs to reflect the sale and pay to ADS holders any proceeds, or send to ADS holders any property, remaining after it has paid the taxes.

Tender and Exchange Offers; Redemption, Replacement or Cancellation of Deposited Securities

The depositary will not tender deposited securities in any voluntary tender or exchange offer unless instructed to do by an ADS holder surrendering ADSs and subject to any conditions or procedures the depositary may establish.

If deposited securities are redeemed for cash in a transaction that is mandatory for the depositary as a holder of deposited securities, the depositary will call for surrender of a corresponding number of ADSs and distribute the net redemption money to the holders of called ADSs upon surrender of those ADSs.

If there is any change in the deposited securities such as a sub-division, combination, or other reclassification, or any merger, consolidation, recapitalization, or reorganization affecting the issuer of deposited securities in which the depositary receives new securities in exchange for or in lieu of the old deposited securities, the depositary will hold those replacement securities as deposited securities under the deposit agreement. However, if the depositary decides it would not be lawful and to hold the replacement securities because those securities could not be distributed to ADS holders or for any other reason, the depositary may instead sell the replacement securities and distribute the net proceeds upon surrender of the ADSs.

If there is a replacement of the deposited securities and the depositary will continue to hold the replacement securities, the depositary may distribute new ADSs representing the new deposited securities or ask you to surrender your outstanding ADSs in exchange for new ADSs identifying the new deposited securities.

If there are no deposited securities underlying ADSs, including if the deposited securities are cancelled, or if the deposited securities underlying ADSs have become apparently worthless, the depositary may call for surrender or of those ADSs or cancel those ADSs upon notice to the ADS holders.

Amendment and Termination

How may the deposit agreement be amended?

We may agree with the depositary to amend the deposit agreement and the ADSs without your consent for any reason. If an amendment adds or increases fees or charges, except for taxes and other governmental charges or expenses of the depositary for registration fees, facsimile costs, delivery charges, or similar items, or prejudices a substantial right of ADS holders, it will not become effective for outstanding ADSs until 30 days after the depositary notifies ADS holders of the amendment. At the time an amendment becomes effective, you are considered, by continuing to hold your ADSs, to agree to the amendment and to be bound by the ADSs and the deposit agreement as amended.

How may the deposit agreement be terminated?

The depositary will initiate termination of the deposit agreement if we instruct it to do so. The depositary may initiate termination of the deposit agreement if:

●	60 days have passed since the depositary told us it wants to resign but a successor depositary has not been appointed and accepted its appointment;

●	we delist our shares from an exchange on which they were listed and do not list the shares on another exchange;

●	we appear to be insolvent or enter insolvency proceedings;

●	all or substantially all the value of the deposited securities has been distributed either in cash or in the form of securities;

●	there are no deposited securities underlying the ADSs or the underlying deposited securities have become apparently worthless; or

●	there has been a replacement of deposited securities.

If the deposit agreement will terminate, the depositary will notify ADS holders at least 90 days before the termination date. At any time after the termination date, the depositary may sell the deposited securities. After that, the depositary will hold the money it received on the sale, as well as any other cash it is holding under the deposit agreement, unsegregated and without liability for interest, for the pro rata benefit of the ADS holders that have not surrendered their ADSs. Normally, the depositary will sell as soon as practicable after the termination date.

After the termination date and before the depositary sells, ADS holders can still surrender their ADSs and receive delivery of deposited securities, except that the depositary may refuse to accept a surrender for the purpose of withdrawing deposited securities if it would interfere with the selling process. The depositary may refuse to accept a surrender for the purpose of withdrawing sale proceeds until all the deposited securities have been sold. The depositary will continue to collect distributions on deposited securities, but, after the termination date, the depositary is not required to register any transfer of ADSs or distribute any dividends or other distributions on deposited securities to the ADSs holder (until they surrender their ADSs) or give any notices or perform any other duties under the deposit agreement except as described in this paragraph.

Limitations on Obligations and Liability

Limits on our Obligations and the Obligations of the Depositary; Limits on Liability to Holders of ADSs

The deposit agreement expressly limits our obligations and the obligations of the depositary. It also limits our liability and the liability of the depositary. We and the depositary:

●	are only obligated to perform obligations specifically set forth in the deposit agreement without negligence or bad faith;

●	are not liable if we are, or it is, prevented or delayed by law or circumstances beyond our or its control from performing our or its obligations under the deposit agreement;

●	are not liable if we exercise or it exercises discretion permitted under the deposit agreement;

●	are not liable for the inability of any holder of ADSs to benefit from any distribution on deposited securities that is not made available to holders of ADSs under the terms of the deposit agreement, or for any special, consequential, or punitive damages for any breach of the terms of the deposit agreement;

●	have no obligation to become involved in a lawsuit or other proceeding related to the ADSs or the deposit agreement on your behalf or on behalf of any other person;

●	are not liable for the acts or omissions of any securities depository, clearing agency, or settlement system; and

●	may rely upon any documents we believe or it believes in good faith to be genuine and to have been signed or presented by the proper person.

In the deposit agreement, we and the depositary agree to indemnify each other under certain circumstances.

Requirements for Depositary Actions

Before the depositary will deliver or register a transfer of ADSs, make a distribution on ADSs, or permit withdrawal of shares, the depositary may require:

●	payment of stock transfer or other taxes or other governmental charges and transfer or registration fees charged by third parties for the transfer of any shares or other deposited securities;

●	satisfactory proof of the identity and genuineness of any signature or other information it deems necessary; and

●	compliance with regulations it may establish, from time to time, consistent with the deposit agreement, including presentation of transfer documents.

The depositary may refuse to deliver ADSs or register transfers of ADSs when the transfer books of the depositary or our transfer books are closed or at any time if the depositary or we think it advisable to do so.

Your Right to Receive the Shares Underlying Your ADSs

ADS holders have the right to cancel their ADSs and withdraw the underlying shares at any time except:

●	when temporary delays arise because: (i) the depositary has closed its transfer books or we have closed our transfer books; (ii) the transfer of ordinary shares is blocked to permit voting at a shareholders’ meeting; or (iii) we are paying a dividend on our shares;

●	when you owe money to pay fees, taxes, and similar charges; or

●	when it is necessary to prohibit withdrawals in order to comply with any laws or governmental regulations that apply to ADSs or to the withdrawal of ordinary shares or other deposited securities.

This right of withdrawal may not be limited by any other provision of the deposit agreement.

Pre-release of ADSs

The deposit agreement permits the depositary to deliver ADSs before deposit of the underlying shares. This is called a pre-release of the ADSs. The depositary may also deliver shares upon cancellation of pre-released ADSs (even if the ADSs are canceled before the pre-release transaction has been closed out). A pre-release is closed out as soon as the underlying shares are delivered to the depositary. The depositary may receive ADSs instead of shares to close out a pre-release. The depositary may pre-release ADSs only under the following conditions: (i) before or at the time of the pre-release, the person to whom the pre-release is being made represents to the depositary in writing that it or its customer owns the shares or ADSs to be deposited; (ii) the pre-release is fully collateralized with cash or other collateral that the depositary considers appropriate; and (iii) the depositary must be able to close out the pre-release on not more than five business days’ notice. In addition, the depositary will limit the number of ADSs that may be outstanding at any time as a result of pre-release (and will not normally exceed 30% of all ADSs outstanding) although the depositary may disregard the limit from time to time if it thinks it is appropriate to do so.

Direct Registration System

In the deposit agreement, all parties to the deposit agreement acknowledge that the Direct Registration System, also referred to as DRS, and Profile Modification System, also referred to as Profile, will apply to the ADSs. DRS is a system administered by DTC that facilitates interchange between registered holding of uncertificated ADSs and holding of security entitlements in ADSs through DTC and a DTC participant. Profile is feature of DRSs that allows a DTC participant, claiming to act on behalf of a registered holder of uncertificated ADSs, to direct the depositary to register a transfer of those ADSs to DTC or its nominee and to deliver those ADSs to the DTC account of that DTC participant without receipt by the depositary of prior authorization from the ADS holder to register that transfer.

In connection with and in accordance with the arrangements and procedures relating to DRS/Profile, the parties to the deposit agreement understand that the depositary will not determine whether the DTC participant that is claiming to be acting on behalf of an ADS holder in requesting registration of transfer and delivery as described in the paragraph above has the actual authority to act on behalf of the ADS holder (notwithstanding any requirements under the Uniform Commercial Code). In the deposit agreement, the parties agree that the depositary’s reliance on and compliance with instructions received by the depositary through the DRS/Profile system and in accordance with the deposit agreement will not constitute negligence or bad faith on the part of the depositary.

Shareholder Communications; Inspection of Register of Holders of ADSs; Disclosure of Beneficial Ownership

The depositary will make available for your inspection at its office all communications that it receives from us as a holder of deposited securities that we make generally available to holders of deposited securities. The depositary will send you copies of those communications or otherwise make those communications available to you if we ask it to. You have a right to inspect the register of holders of ADSs, but not for the purpose of contacting those holders about a matter unrelated to our business or the ADSs.

Each ADS holder and each indirect or beneficial owner agrees to comply with any applicable law, including in both the United States and Israel, with regard to the notification to us of the holding or proposed holding of certain interests in shares and the obtaining of certain consents, to the same extent as if such holder or owner were a registered holder or beneficial owner of shares. Each ADS holder and each indirect or beneficial owner agrees to provide all information known to it in response to a request made to provide beneficial ownership information. Each indirect and beneficial owner consents to the disclosure by the ADS holder or any other person through which it holds ADSs, of all information responsive to a request of that kind that is known to that ADS holder or other person.

PLAN OF DISTRIBUTION

The selling shareholder of the ordinary shares and any of their pledgees, assignees and successors-in-interest may, from time to time, sell any or all of their ordinary shares covered hereby on The Nasdaq Capital Market or any other stock exchange, market or trading facility on which the ordinary shares or the ADSs are traded or in private transactions. These sales may be at fixed or negotiated prices. The selling shareholder may use any one or more of the following methods when selling securities:

●	ordinary brokerage transactions and transactions in which the broker dealer solicits purchasers;

●	block trades in which the broker dealer will attempt to sell the shares as agent but may position and resell a portion of the block as principal to facilitate the transaction;

●	purchases by a broker dealer as principal and resale by the broker dealer for its account;

●	an exchange distribution in accordance with the rules of the applicable exchange;

●	privately negotiated transactions;

●	settlement of short sales;

●	in transactions through broker dealers that agree with the selling shareholder to sell a specified number of such shares at a stipulated price per share;

●	through the writing or settlement of options or other hedging transactions, whether through an options exchange or otherwise;

●	a combination of any such methods of sale; or

●	any other method permitted pursuant to applicable law.

The selling shareholder may also sell shares under Rule 144 or any other exemption from registration under the Securities Act, if available, rather than under this prospectus.

Broker dealers engaged by the selling shareholder may arrange for other brokers dealers to participate in sales. Broker dealers may receive commissions or discounts from the selling shareholder (or, if any broker dealer acts as agent for the purchaser of shares, from the purchaser) in amounts to be negotiated, but, except as set forth in a supplement to this Prospectus, in the case of an agency transaction not in excess of a customary brokerage commission in compliance with FINRA Rule 2440; and in the case of a principal transaction a markup or markdown in compliance with FINRA IM-2440.

In connection with the sale of the ordinary shares or interests therein, the selling shareholder may enter into hedging transactions with broker-dealers or other financial institutions, which may in turn engage in short sales of the ordinary shares in the course of hedging the positions they assume. The selling shareholder may also sell ordinary shares short and deliver these ordinary shares to close out their short positions, or loan or pledge the securities to broker-dealers that in turn may sell these ordinary shares. The selling shareholder may also enter into option or other transactions with broker-dealers or other financial institutions or create one or more derivative securities which require the delivery to such broker-dealer or other financial institution of ordinary shares offered by this prospectus, which ordinary shares such broker-dealer or other financial institution may resell pursuant to this prospectus (as supplemented or amended to reflect such transaction).

The selling shareholders and any broker-dealers or agents that are involved in selling the ordinary shares may be deemed to be “underwriters” within the meaning of the Securities Act in connection with such sales. In such event, any commissions received by such broker-dealers or agents and any profit on the resale of the ordinary shares purchased by them may be deemed to be underwriting commissions or discounts under the Securities Act. Each selling shareholder has informed the Company that it does not have any written or oral agreement or understanding, directly or indirectly, with any person to distribute the ordinary shares.

We are required to pay certain fees and expenses incurred by the Company incident to the registration of the ordinary shares. We have agreed to indemnify the selling shareholder against certain losses, claims, damages and liabilities, including liabilities under the Securities Act.

We agreed to keep this prospectus effective until the earlier of (i) the date on which the ordinary shares may be resold by the selling shareholder without registration and without regard to any volume or manner-of-sale limitations by reason of Rule 144, without the requirement for the Company to be in compliance with the current public information under Rule 144 under the Securities Act or any other rule of similar effect or (ii) all of the ordinary shares have been sold pursuant to this prospectus or Rule 144 under the Securities Act or any other rule of similar effect. The ordinary shares will be sold only through registered or licensed brokers or dealers if required under applicable state securities laws. In addition, in certain states, the ordinary shares covered hereby may not be sold unless they have been registered or qualified for sale in the applicable state or an exemption from the registration or qualification requirement is available and is complied with.

Under applicable rules and regulations under the Exchange Act, any person engaged in the distribution of the ordinary shares may not simultaneously engage in market making activities with respect to the ordinary shares for the applicable restricted period, as defined in Regulation M, prior to the commencement of the distribution. In addition, the selling shareholder will be subject to applicable provisions of the Exchange Act and the rules and regulations thereunder, including Regulation M, which may limit the timing of purchases and sales of the ordinary shares by the selling shareholder or any other person. We will make copies of this prospectus available to the selling shareholder and have informed them of the need to deliver a copy of this prospectus to each purchaser at or prior to the time of the sale (including by compliance with Rule 172 under the Securities Act).

LEGAL MATTERS

The validity of our ordinary shares and certain matters governed by Israeli law will be passed on for us by Gross, Kleinhendler, Hodak, Halevy, Greenberg & Co., Tel Aviv, Israel, our Israeli counsel. The validity of the ADSs and certain other matters governed by U.S. federal and New York state law will be passed on for us by McDermott Will & Emery LLP, New York, New York, our U.S. counsel.

EXPERTS

The financial statements incorporated in this Prospectus by reference to the Annual Report on Form 20-F for the year ended December 31, 2017 have been so incorporated in reliance on the report of Kesselman & Kesselman, Certified Public Accountants (Isr.), a member firm of PricewaterhouseCoopers International Limited, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting. The offices of Kesselman & Kesselman are located at Trade Tower, 25 Hamered Street, Tel-Aviv 68125, Israel.

WHERE YOU CAN FIND MORE INFORMATION

We have filed with the SEC a registration statement on Form F-1 under the Securities Act relating to this offering of the ADSs. This prospectus does not contain all of the information contained in the registration statement. The rules and regulations of the SEC allow us to omit certain information from this prospectus that is included in the registration statement. Statements made in this prospectus concerning the contents of any contract, agreement, or other document are summaries of all material information about the documents summarized but are not complete descriptions of all terms of these documents. If we filed any of these documents as an exhibit to the registration statement, you may read the document itself for a complete description of its terms.

You may read and copy the registration statement, including the related exhibits and schedules, and any document we file with the SEC without charge at the SEC’s public reference room at 100 F Street, N.E., Room 1580, Washington, DC 20549. You may also obtain copies of the documents at prescribed rates by writing to the Public Reference Section of the SEC at 100 F Street, N.E., Room 1580, Washington, DC 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference room. The SEC also maintains an Internet website that contains reports and other information regarding issuers that file electronically with the SEC. Our filings with the SEC are also available to the public through the SEC’s website at http://www.sec.gov.

We are subject to the information reporting requirements of the Exchange Act that are applicable to foreign private issuers, and under those requirements are filing reports with the SEC. Those other reports or other information may be inspected without charge at the locations described above. As a foreign private issuer, we are exempt from the rules under the Exchange Act related to the furnishing and content of proxy statements, and our officers, directors, and principal shareholders are exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act. In addition, we are not required under the Exchange Act to file annual, quarterly, and current reports and financial statements with the SEC as frequently or as promptly as United States companies whose securities are registered under the Exchange Act. However, we will file with the SEC, within 120 days after the end of each fiscal year, or such applicable time as required by the SEC, an annual report on Form 20-F containing financial statements audited by an independent registered public accounting firm, and will submit to the SEC, on Form 6-K, unaudited quarterly financial information. As long as we are traded on the TASE, and are a public company pursuant to the Companies Law, we are considered a “Reporting Corporation,” under the Israeli Securities Law and until decided otherwise by our shareholders or until we are exempt from such duties by the ISA, we are required to file annual, quarterly, and immediate reports and financial statements with the ISA and TASE as frequently or as promptly as Israeli public companies whose securities are registered under the Israeli Securities Law are required to.

We maintain a corporate website at www.collplant.com. Information contained on, or that can be accessed through, our website does not constitute a part of this prospectus. We have included our website address in this prospectus solely as an inactive textual reference. We will post on our website any materials required to be posted on such website under corporate or securities regulations, including posting any XBRL interactive financial data required to be filed with the SEC or any other regulatory authority, and any notices of general meetings of our shareholders.

INCORPORATION OF CERTAIN INFORMATION BY REFERENCE

The SEC allows us to “incorporate by reference” information into this document. This means that we can disclose important information to you by referring you to another document filed separately with the SEC. The information incorporated by reference is considered to be a part of this document, except for any information superseded by information that is included directly in this document.

This prospectus incorporates by reference the documents listed below:

(1)	our Annual Report on Form 20-F for the fiscal year ended December 31, 2017, filed with the SEC on March 20, 2018;

(2)	our Reports on Form 6-K filed with the SEC on March 21, 2018 (with respect to paragraphs six through twenty of Exhibit 99.1 and the financial statements included therein only), April 12, 2018 (with respect to the first and third paragraphs of Exhibit 99.1 only), April 16, 2018 (with respect to the first and third paragraphs of Exhibit 99.1 only), April 23, 2018 (with respect to the first and second paragraphs of Exhibit 99.1 only), May 1, 2018 (with respect to the first and third paragraphs of Exhibit 99.1 only), May 3, 2018, May 8, 2018 (with respect to the first paragraph of Exhibit 99.1 only), May 24, 2018 (with respect to paragraphs eight through seventeen of Exhibit 99.1 and the financial statements included therein only) June 7, 2018, June 19, 2018 (with respect to the first paragraph of Exhibit 99.1 only), June 21, 2018, June 25, 2018, June 26, 2018 (with respect to the first paragraph of Exhibit 99.1 only), July 5, 2018 (with respect to the first, third and fourth paragraphs of Exhibit 99.1 only), July 27, 2018, July 30, 2018, August 6, 2018, and August 8, 2018 (with respecgt to the first paragraph of Exhibit 99.1 only), August 24, 2018, September 21, 2018, (with respect to paragraphs six through fifteen of Exhibit 99.1 and the financial statements included therein and Exhibits 99.2 and 99.3 only), October 22, 2018 (with respect to the first three paragraphs of Exhibit 99.1), October 25, 2018 and October 29, 2018;
(4)	the description of our common stock contained in our Registration Statement on Form 8-A filed with the SEC on January 29, 2018, including any amendments and reports filed for the purpose of updating such description.

We will provide a copy of the documents we incorporate by reference, at no cost, to any person who receives this prospectus. To request a copy of any or all of these documents, you should write or telephone us at 3 Sapir Street, Weizmann Science Park Ness-Ziona, Israel 74140, Attention: Deputy CEO and Chief Financial Officer, (+972) (73) 232 5600.

INDEMNIFICATION FOR SECURITIES ACT LIABILITIES

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to our directors, officers and controlling persons pursuant to the foregoing provisions, or otherwise, we have been informed that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable.

ENFORCEABILITY OF CIVIL LIABILITIES

We are incorporated under the laws of the State of Israel. Service of process upon us and upon our directors and officers and the Israeli experts named in this registration statement, a substantial majority of whom reside outside of the United States, may be difficult to obtain within the United States. Furthermore, because substantially all of our assets and a substantial majority of our directors and officers are located outside of the United States, any judgment obtained in the United States against us or any of our directors and officers may not be collectible within the United States.

We have been informed by our Israeli legal counsel, Gross, Kleinhendler, Hodak, Halevy, Greenberg & Co. Law Offices, that it may be difficult to assert U.S. securities law claims in original actions instituted in Israel. Israeli courts may refuse to hear a claim based on an alleged violation of U.S. securities laws because Israel is not the most appropriate forum to bring such a claim. In addition, even if an Israeli court agrees to hear a claim, it may determine that Israeli law and not U.S. law is applicable to the claim. If U.S. law is found to be applicable, the content of applicable U.S. law must be proved as a fact by expert witnesses, which can be a time-consuming and costly process. Certain matters of procedure will be governed by Israeli law.

Subject to specified time limitations and legal procedures, Israeli courts may enforce a United States judgment in a civil matter which, subject to certain exceptions, is non-appealable, including judgments based upon the civil liability provisions of the Securities Act and the Exchange Act and including a monetary or compensatory judgment in a non-civil matter, provided that among other things:

●	the judgment is obtained before a court of competent jurisdiction, according to the laws of the state in which the judgment is given and the rules of private international law currently prevailing in Israel;

●	the judgment is final and is not subject to any right of appeal;

●	the prevailing law of the foreign state in which the judgment was rendered allows for the enforcement of judgments of Israeli courts;

●	adequate service of process has been effected and the defendant has had a reasonable opportunity to be heard and to present his or her evidence;

●	the liabilities under the judgment are enforceable according to the laws of the State of Israel and the judgment and the enforcement of the civil liabilities set forth in the judgment is not contrary to the law or public policy in Israel nor likely to impair the security or sovereignty of Israel;

●	the judgment was not obtained by fraud and does not conflict with any other valid judgments in the same matter between the same parties;

●	an action between the same parties in the same matter is not pending in any Israeli court at the time the lawsuit is instituted in the foreign court; and

●	the judgment is enforceable according to the law of the foreign state in which the relief was granted.

If a foreign judgment is enforced by an Israeli court, it generally will be payable in Israeli currency, which can then be converted into non-Israeli currency and transferred out of Israel. The usual practice in an action before an Israeli court to recover an amount in a non-Israeli currency is for the Israeli court to issue a judgment for the equivalent amount in Israeli currency at the rate of exchange in force on the date of the judgment, but the judgment debtor may make payment in foreign currency. Pending collection, the amount of the judgment of an Israeli court stated in Israeli currency ordinarily will be linked to the Israeli consumer price index plus interest at the annual statutory rate set by Israeli regulations prevailing at the time. Judgment creditors must bear the risk of unfavorable exchange rates.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 6. Indemnification of Directors and Officers

An Israeli company may indemnify an office holder with respect to certain liabilities either in advance of an event or following an event provided that a provision authorizing such indemnification is inserted in its articles of association. Our articles of association contain such a provision.

An undertaking provided in advance by an Israeli company to indemnify an office holder with respect to a financial liability imposed on him or her in favor of another person pursuant to a judgment, settlement or arbitrator’s award approved by a court must be limited to events which in the opinion of the board of directors can be foreseen based on the Company’s activities when the undertaking to indemnify is given, and to an amount or according to criteria determined by the board of directors as reasonable under the circumstances, and such undertaking must detail the abovementioned events and amount or criteria.

In addition, a company may indemnify an office holder against the following liabilities incurred for acts performed as an office holder:

●	monetary liability incurred by the office holder in favor of another person according to judgment, including judgment following settlement or arbitral proceeding.

●	reasonable litigation expenses, including attorneys’ fees, incurred by the office holder as a result of an investigation or proceeding instituted against him or her by an authority authorized to conduct such investigation or proceeding, provided that:

●	no indictment was filed against such office holder as a result of such investigation or proceeding; and

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●	no financial liability, such as a criminal penalty, was imposed upon him or her as a substitute for the criminal proceeding as a result of such investigation or proceeding or, if such financial liability was imposed, it was imposed with respect to an offense that does not require proof of criminal intent or as a monetary sanction; and

●	reasonable litigation expenses, including attorneys’ fees, incurred by the office holder or imposed by a court in proceedings instituted against him or her by the Company, on its behalf or by a third party or in connection with criminal proceedings in which the office holder was acquitted or as a result of a conviction for a crime that does not require proof of criminal intent.

An Israeli company may insure a director or officer against the following liabilities incurred for acts performed as a director or officer:

●	a breach of duty of care to the Company or to a third party, including a breach arising out of the negligent conduct of an office holder;

●	a breach of duty of loyalty to the Company, provided the director or officer acted in good faith and had a reasonable basis to believe that the act would not prejudice the interests of the Company; and

●	financial liabilities imposed on the office holder for the benefit of a third party.

An Israeli company may not, however, indemnify or insure an office holder against any of the following:

●	a breach of duty of loyalty, except to the extent that the office holder acted in good faith and had a reasonable basis to believe that the act would not prejudice the interests of the Company;

●	a breach of duty of care committed intentionally or recklessly, excluding a breach arising out of the negligent conduct of the office holder;

●	an act or omission committed with intent to derive unlawful personal benefit; or

●	a fine, monetary sanction, penalty or forfeit levied against the office holder.

The Israeli Securities Law, provides that a company cannot obtain insurance against or indemnify a third party (including its officers and/or employees) for any administrative procedure conducted by the ISA and/or monetary fine (other than for certain legal expenses and payments of damages to an injured party). The Israeli Securities Law permits insurance coverage and/or indemnification for certain liabilities incurred in connection with an administrative procedure, such as reasonable legal fees and certain compensation payable to injured parties for damages suffered by them, provided that such insurance and/or indemnification is permitted under the company’s articles of association. Our articles of association contain such a provision.

Under the Companies Law, indemnification and insurance of office holders must be approved by our compensation committee, our board of directors and, in certain circumstances, also by our shareholders.

We have obtained directors’ and officers’ liability insurance for the benefit of our office holders and intend to continue to maintain such coverage and pay all premiums thereunder to the fullest extent permitted by the Companies Law, Securities Law and our articles of association. In addition, we have entered into indemnification and exculpation agreements with each of our directors and office holders providing them with indemnification for liabilities or expenses incurred as a result of acts performed by them in their capacity as our, or our subsidiaries’, directors and officers. This indemnification is limited both in terms of amount and coverage. In the opinion of the SEC, however, indemnification of directors and office holders for liabilities arising under the Securities Act is against public policy and therefore unenforceable. In addition, we have entered into exculpation agreements with each of our directors and office holders providing them with exculpation from any liability for any negligent wrongdoing against us, as a result of acts performed by them in their capacity as our, or our subsidiaries’, directors and officers.

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We have included in our amended and restated articles of association and in our compensation policy, applicable provisions with respect to directors’ and officers’ liability insurance for the benefit of our office holders, as well as with respect to indemnification and exculpation of office holders.

Item 7. Recent Sales of Unregistered Securities

The following is a summary of transactions during the prior three years, which unless stated otherwise involved offers and sales of our securities which took place outside the United States and were not registered under the Securities Act. U.S. dollar translations of NIS amounts are translated using the rate of NIS 3.65 to one U.S. dollar, the exchange rate reported by the Bank of Israel for June 30, 2018. All share and per share amounts have been adjusted to give effect to the 1-for-3 reverse stock split effected on November 20, 2016.

●	On February 2, 2016, in a financing we issued and sold 5,745,903 ordinary shares at a price per share of NIS 1.425 ($0.39), as well as 12,930,505 Series I warrants to purchase 4,310,168 ordinary shares at an original exercise price of NIS 0.80 ($0.22) per option and 8,618,855 Series J warrants to purchase 2,872,952 ordinary shares at an exercise price of NIS 0.575 ($0.16) per option, for gross proceeds of NIS 8.2 million ($2.3 million). In addition, under the terms of the underwriting agreement, we issued 814,520 Series I warrants to the Israeli underwriters in the transaction under the same conditions set out above. The exercise price of each three of the Series I Warrants was subsequently reduced from NIS 2.40 per each Series I Warrant, to NIS 1.20 (with each three Warrants exercisable into one ordinary share).

●	On June 9, 2016, in a financing we issued and sold 11,267,833 ordinary shares at a price per share of NIS 1.05 ($0.30), as well as 33,803,500 Series K warrants to purchase 11,267,833 ordinary shares at an original exercise price of NIS 0.60 ($0.16) per option, for gross proceeds of NIS 11.8 million ($3.2 million). In addition, under the terms of the underwriting agreement, we issued 2,728,000 Series K warrants to purchase 909,333 ordinary shares to the Israeli underwriters in the transaction under the same conditions set out above. The following owners of our ordinary shares participated in these offerings: Docor Levi Lassen BV acquired 762,000 ordinary shares and 2,286,000 Series K warrants, and Meitav Dash acquired 2,727,167 ordinary shares and 8,181,500 Series K warrants. The exercise price of each three of the Series K Warrants was reduced from NIS 1.80 per each Series K Warrant, respectively, to NIS 1.20 (with each three Warrants exercisable into one ordinary share).

●	On February 12, 2017, we completed a public offering in which we sold 21,152,000 ordinary shares at a price per share of NIS 0.34 ($0.09), as well as 10,576,000 Series L warrants to purchase 10,576,000 ordinary shares at an exercise price of NIS 0.36 ($0.10) per warrant, for gross proceeds of NIS 7,191,680 ($2.0 million). The warrants were exercisable at NIS 0.36 ($0.10) per warrant until June 13, 2017. In addition, we issued 941,400 Series L warrants to purchase 941,400 ordinary shares to the underwriters in the transaction under the same conditions set out above. The following owners of our ordinary shares participated in these offerings: Meitav Investments Ltd, Docor International BV, Docor Levi Lassen BV, and Adi Goldin, the then Chairman of the Company’s board of directors.

●	During the second quarter of 2017, 10,055,464 Series L warrants were exercised into 10,055,464 ordinary shares at an exercise price of NIS 0.36 ($0.10) for each warrant resulting in NIS 3,618,000 ($991,233) in gross proceeds. 1,461,936 Series L warrants that were not exercised expired on June 14, 2017.

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●	Under a lease entered into on July 28, 2016, we issued 1,067,916 ordinary shares as partial consideration for the lease.

●	On September 6, 2017, we entered into the Alpha Purchase Agreement, with Alpha pursuant to which we agreed, upon the terms and subject to the conditions of the Alpha Purchase Agreement, to issue and sell to Alpha, in a private placement, certain of our securities, in three tranches, as follows: (i) at the first closing, ordinary shares and a Convertible Debenture, or Debenture, for a purchase price of $2,000,000, (ii) at the second closing, ordinary shares and/or a Debenture for a purchase price of $2,000,000, and (iii) at the third closing, ordinary shares and/or a Debenture, and a warrant to purchase 49,607,407 ordinary shares for a purchase price of $1,000,000. The first closing occurred on October 26, 2017 which resulted in the issuance to Alpha of an aggregate of 7,280,000 ordinary shares and a Debenture in the principal amount of $1,375,144. The second closing occurred on December 31, 2017 which resulted in the issuance to Alpha of a Debenture in the principal amount of $2,000,000. Subsequently, on January 31, 2018, Debentures in the aggregate principal amount of $3,375,144 were automatically converted into pre-paid warrant to purchase 39,322,742 ordinary shares represented by 786,455 ADSs. The third closing occurred on April 30, 2018 which resulted in the issuance to Alpha of a pre-paid warrant to purchase 9,921,482 ordinary shares represented by 198,430 ADSs and a warrant to purchase 49,607,407 ordinary shares represented by 992,149 ADSs. The securities issued under the Alpha Purchase Agreement were issued in reliance on the exemption from registration contained in Section 4(a)(2) of the Securities Act and/or Rule 506 of Regulation D promulgated thereunder as transactions by an issuer not involving any public offering.

●	On August 22, 2017, we issued to David Tsur, a director, 221,000 options to purchase 221,000 ordinary shares with no exercise price as well as an additional 265,000 options to purchase 265,000 ordinary shares with an exercise price of NIS 0.33 ($0.10) each.

●	On November 8, 2017, we entered into the Meitav Purchase Agreement with Meitav Dash pursuant to which we agreed, upon the terms and subject to the conditions of the Meitav Purchase Agreement, to issue and sell to Meitav Dash, in a private placement, certain of our securities, in three tranches, as follows: (i) at the first closing, 9,500,000 ordinary shares, for a purchase price of NIS 3,800,000 ($1,041,096), (ii) at the second closing, 2,400,000 ordinary shares for a purchase price of NIS 960,000 ($263,013), provided that Meitav Dash shall not be obligated to buy or hold, immediately following the second closing, 20% or more of our share capital, and (iii) at the third closing for no additional consideration, warrants exercisable into 9,500,000 ordinary shares, and if the second closing has occurred, additional warrants exercisable into 2,400,000 ordinary shares. The first and second closings occurred on December 26, 2017 and the third closing occurred on March 7, 2018.

●	On November 9, 2017, we entered into the Sagi Purchase Agreement with Ami Sagi pursuant to which we agreed, upon the terms and subject to the conditions of the Sagi Purchase Agreement, to issue and sell to Ami Sagi, in a private placement, certain of our securities, in two tranches, as follows: (i) at the first closing, 9,300,000 ordinary shares, for a purchase price of NIS 3,720,000 ($1,019,178), and (ii) at the second closing for no additional consideration, warrants exercisable into 9,300,000 ordinary shares. The first closing occurred on December 26, 2017 and the second closing occurred on March 7, 2018.

●	On December 7, 2017, our board of directors approved the grant of 16,050,000 options to purchase 16,050,000 ordinary shares at an exercise price of NIS 0.58 ($0.16) per option to certain officers, directors and employees.

●	On January 18, 2018, we entered into Security Purchase Agreements for the purchase and sale, in a private placement, of an aggregate of 4,344,340 ordinary shares for an aggregate of NIS 2,172,170 ($595,115) to the following three investors as follows: (i) Alpha entered into a Security Purchase Agreement for the purchase and sale of 1,275,340 ordinary shares for NIS 637,670 ($174,704); (ii) Ami Sagi entered into a Security Purchase Agreement for the purchase and sale of 2,046,000 ordinary shares for NIS 1,023,000 ($280,274); and (iii) Docor International BV entered into a Security Purchase Agreement for the purchase and sale of 1,023,000 ordinary shares for NIS 511,500 ($140,136). Closing occurred on January 25, 2018. The securities issuable to Alpha were issued in reliance on the exemption from registration contained in Section 4(a)(2) of the Securities Act and/or Rule 506 of Regulation D promulgated thereunder as transactions by an issuer not involving any public offering.

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●	On March 20, 2018, our board of directors approved the grant of 900,000 options to purchase 900,000 ordinary shares at an exercise price of NIS 0.49 ($0.14) per option to one of our officers.

●	On May 1, 2018, our board of directors approved the grant of 250,000 options to purchase 250,000 ordinary shares at an exercise price of NIS 0.49 ($0.14) per option to one of our scientific advisory board.

●	On July 11, 2018, we issued to Alpha a pre-paid warrant to purchase 1,060,000 ordinary shares represented by 21,200 ADSs. The securities were issued in reliance on the exemption from registration contained in Section 4(a)(2) of the Securities Act and/or Rule 506 of Regulation D promulgated thereunder as transactions by an issuer not involving any public offering.

●	On July 31, 2018, we issued to Ami Sagi in a private placement 11,125,000 ordinary shares for a purchase price of NIS 4,561,250 (approximately $1.3 million).

Item 8. Exhibits and Financial Statement Schedules

The exhibit index attached hereto is incorporated herein by reference.

Item 9. Undertakings

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

The undersigned registrant hereby undertakes:

(1) That, for the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(2) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(a) To include any prospectus required by section 10(a)(3) of the Securities Act;

(b) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) (§230.424(b) of this chapter) if, in the aggregate, the changes in volume and price represent no more than 20% change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement; and

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(c) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

(3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(4) To file a post-effective amendment to the registration statement to include any financial statements required by “Item 8.A. of Form 20-F (17 CFR 249.220f)” at the start of any delayed offering or throughout a continuous offering. Financial statements and information otherwise required by Section 10(a)(3) of the Securities Act need not be furnished, provided that the registrant includes in the prospectus, by means of a post-effective amendment, financial statements required pursuant to this paragraph (a)(4) and other information necessary to ensure that all other information in the prospectus is at least as current as the date of those financial statements.

(5) That for purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4), or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(6) For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

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SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form F-1 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Ness-Ziona, State of Israel, on October 30, 2018.

COLLPLANT HOLDINGS LTD.

By:	/s/ Yehiel Tal
	Name:	Yehiel Tal
	Title:	Chief Executive Officer

POWER OF ATTORNEY

The undersigned officers and directors of CollPlant Holdings Ltd. hereby constitute and appoint Yehiel Tal and Eran Rotem, and each of them singly, with full power of substitution, our true and lawful attorneys-in-fact and agents to take any actions to enable the registrant to comply with the Securities Act, and any rules, regulations, and requirements of the SEC, in connection with this registration statement on Form F-1, including the power and authority to sign for us in our names in the capacities indicated below any and all further amendments to this registration statement and any other registration statement filed pursuant to the provisions of Rule 462 under the Securities Act.

Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the dates indicated.

Signatures	Title	Date

/s/ Yehiel Tal	Chief Executive Officer (Principal Executive Officer)	October 30, 2018
Yehiel Tal

/s/ Eran Rotem	Deputy CEO and Chief Financial Officer	October 30, 2018
Eran Rotem	(Principal Financial and Accounting Officer)

/s/ David Tsur	Chairman of the Board	October 30, 2018
David Tsur

/s/ Adi Goldin	Director	October 30, 2018
Adi Goldin

/s/ Abraham Havron	Director	October 30, 2018
Abraham Havron

/s/ Gili Hart	Director	October 30, 2018
Gili Hart

/s/ Scott Burell	Director	October 30, 2018
Scott Burell

/s/ Elan Penn	Director	October 30, 2018
Elan Penn

/s/ Wolfgang Ruttenstorfer	Director	October 30, 2018
Wolfgang Ruttenstorfer

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SIGNATURE OF AUTHORIZED REPRESENTATIVE IN THE UNITED STATES

Pursuant to the Securities Act of 1933, as amended, the undersigned, the duly authorized representative in the United States of CollPlant Holdings Ltd., has signed this registration statement on October 30, 2018.

PUGLISI & ASSOCIATES

By:	/s/ Donald J. Puglisi
	Name:	Donald J. Puglisi
	Title:	Managing Director

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Exhibit No.	Exhibit Description

3.1	Memorandum of Association of the Company (unofficial English translation from Hebrew original) (included as Exhibit 3.1 to our Registration Statement on Form F-1 as filed with the Securities and Exchange Commission on October 21, 2016, and incorporated herein by reference)

3.2	Amended and Restated Articles of Association of the Company, as currently in effect (unofficial English translation from Hebrew original) (included as Exhibit 3.2 to our Registration Statement on Form F-1 as filed with the Securities and Exchange Commission on October 21, 2016, and incorporated herein by reference)

4.1	Form of Deposit Agreement by and between the Company and Bank of New York Mellon (included as Exhibit to the Registration Statement on Form F-6 as filed with the Securities and Exchange Commission on February 20, 2015, as amended, and incorporated herein by reference)

4.2	Specimen ADR Certificate (included as Exhibit to the Registration Statement on Form F-6 as filed with the Securities and Exchange Commission on February 20, 2015, as amended, and incorporated herein by reference)

5.1*	Opinion of Gross, Kleinhendler, Hodak, Halevy, Greenberg & Co. Law Offices, Israeli counsel to the Company, as to the validity of the ordinary shares being offered (including consent)

10.1	Form of Letter of Exemption and Form of Letter of Indemnification (unofficial English translation from Hebrew original) (included as Exhibit 10.1 to our Registration Statement on Form F-1 as filed with the Securities and Exchange Commission on October 21, 2016, and incorporated herein by reference)

10.2†	Agreement, dated July 13, 2004, by and among Meitav—Technological Innovation Center Ltd., Yehuda Zafrir Fagin, Yissum Research Development Company of the Hebrew University of Jerusalem Ltd., or Yissum, and Prof. Oded Shoseyov (includes unofficial English translation of certain exhibits from Hebrew original) (included as Exhibit 10.2 to our Registration Statement on Form F-1 as filed with the Securities and Exchange Commission on October 21, 2016, and incorporated herein by reference)

10.3#	Employee Share Ownership and Option Plan (2010) (included as Exhibit 10.3 to our Registration Statement on Form F-1 as filed with the Securities and Exchange Commission on October 21, 2016, and incorporated herein by reference)

10.4	Lease Agreement, dated June 19, 2008, by and between the Company and Africa Israel Properties, Ltd., as amended (unofficial English translation from Hebrew original) (included as Exhibit 10.4 to our Registration Statement on Form F-1 as filed with the Securities and Exchange Commission on October 21, 2016, and incorporated herein by reference)

10.5#	Employment Agreement dated September 30, 2009 between CollPlant Ltd. and Yehiel Tal (includes unofficial English translation of an exhibit from Hebrew original) (included as Exhibit 10.5 to our Registration Statement on Form F-1 as filed with the Securities and Exchange Commission on October 21, 2016, and incorporated herein by reference)

10.6#	Employment Agreement dated October 30, 2011 between CollPlant Ltd. and Eran Rotem (includes unofficial English translation of certain exhibits from Hebrew original) (included as Exhibit 10.6 to our Registration Statement on Form F-1 as filed with the Securities and Exchange Commission on October 21, 2016, and incorporated herein by reference)

10.7#	Consulting and Services Agreement dated as of August 10, 2008 between CollPlant Ltd. and Prof. Oded Shoseyov (included as Exhibit 10.7 to our Registration Statement on Form F-1 as filed with the Securities and Exchange Commission on October 21, 2016, and incorporated herein by reference)

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10.8	Waiver dated September 10, 2017 to Agreement, dated July 13, 2004, by and among Meitav—Technological Innovation Center Ltd., Yehuda Zafrir Fagin, Yissum Research Development Company of the Hebrew University of Jerusalem Ltd., or Yissum, and Prof. Oded Shoseyov (included as Exhibit 10.8 to our Amendment No. 3 to the Registration Statement on Form F-1 as filed with the Securities and Exchange Commission on November 22, 2017, and incorporated herein by reference)

10.9	Securities Purchase Agreement dated as of September 6, 2017, between the Company and Alpha Capital Anstalt (included as Exhibit 10.9 to our Amendment No. 3 to the Registration Statement on Form F-1 as filed with the Securities and Exchange Commission on November 22, 2017, and incorporated herein by reference)

10.10	Convertible Debenture dated October 26, 2017 issued by the Company to Alpha Capital Anstalt under the Securities Purchase Agreement dated as of September 6, 2017 (included as Exhibit 10.10 to our Amendment No. 5 to the Registration Statement on Form F-1 as filed with the Securities and Exchange Commission on January 23, 2018, and incorporated herein by reference)

10.11	Convertible Debenture dated December 31, 2017 issued by the Company to Alpha Capital Anstalt under the Securities Purchase Agreement dated as of September 6, 2017 (included as Exhibit 10.11 to our Amendment No. 5 to the Registration Statement on Form F-1 as filed with the Securities and Exchange Commission on January 23, 2018, and incorporated herein by reference)

10.12	Form of Convertible Debenture to be issued by the Company to Alpha Capital Anstalt under the Securities Purchase Agreement dated as of September 6, 2017 (included as Exhibit 10.12 to our Amendment No. 5 to the Registration Statement on Form F-1 as filed with the Securities and Exchange Commission on January 23, 2018, and incorporated herein by reference)

10.13*	Warrant issued by the Company to Alpha Capital Anstalt in the third closing under the Securities Purchase Agreement dated as of September 6, 2017

10.14	Form of Pre-Paid Warrant issued by the Company to Alpha Capital Anstalt under the Securities Purchase Agreement dated as of September 6, 2017 (included as Exhibit 10.14 to our Amendment No. 5 to the Registration Statement on Form F-1 as filed with the Securities and Exchange Commission on January 23, 2018, and incorporated herein by reference)

10.15	Form of Side Agreement between the Company and Alpha Capital Anstalt (included as Exhibit 10.15 to our Amendment No. 5 to the Registration Statement on Form F-1 as filed with the Securities and Exchange Commission on January 23, 2018, and incorporated herein by reference)

10.16	Registration Rights Agreement dated as of October 26, 2017, between the Company and Alpha Capital Anstalt (included as Exhibit 10.11 to our Amendment No. 3 to the Registration Statement on Form F-1 as filed with the Securities and Exchange Commission on November 22, 2017, and incorporated herein by reference)

10.17	Securities Purchase Agreement dated as of November 8, 2017, between the Company and Meitav Dash Provident Funds and Pension Ltd. (included as Exhibit 10.14 to our Amendment No. 3 to the Registration Statement on Form F-1 as filed with the Securities and Exchange Commission on November 22, 2017, and incorporated herein by reference)

10.18	Warrant dated March 7, 2018 issued to Meitav Dash Provident Funds and Pension Ltd. in the third closing under the Securities Purchase Agreement dated as of November 8, 2017 between the Company and Meitav Dash Provident Funds and Pension Ltd. (included as Exhibit 4.18 to our Annual Report on Form 20-F as filed with the Securities and Exchange Commission on March 20, 2018, and incorporated herein by reference)

10.19	Side Agreement between the Company and Meitav Dash Provident Funds and Pension Ltd. (included as Exhibit 4.19 to our Annual Report on Form 20-F as filed with the Securities and Exchange Commission on March 20, 2018, and incorporated herein by reference)

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10.20	Securities Purchase Agreement dated as of November 9, 2017, between the Company and Ami Sagi (included as Exhibit 10.16 to our Amendment No. 3 to the Registration Statement on Form F-1 as filed with the Securities and Exchange Commission on November 22, 2017, and incorporated herein by reference)

10.21	Warrant dated March 7, 2018 issued to Ami Sagi in the third closing under the Securities Purchase Agreement dated as of November 9, 2017 between the Company and Ami Sagi and Pension Ltd. (included as Exhibit 4.21 to our Annual Report on Form 20-F as filed with the Securities and Exchange Commission on March 20, 2018, and incorporated herein by reference)

10.22	Side Agreement between the Company and Ami Sagi (included as Exhibit 4.22 to our Annual Report on Form 20-F as filed with the Securities and Exchange Commission on March 20, 2018, and incorporated herein by reference)

10.23†	License, Development and Commercialization Agreement dated October 19, 2018, between Lung Biotechnology PBC and CollPlant Ltd. (included as Exhibit 10.1 to our Report on Form 6-K as filed with the Securities and Exchange Commission on October 25, 2018, and incorporated herein by reference)

21.1	Subsidiaries of the Company (included as Exhibit 21.1 to our Registration Statement on Form F-1 as filed with the Securities and Exchange Commission on October 21, 2016, and incorporated herein by reference)

23.1*	Consent of Kesselman & Kesselman, Independent Registered Public Accounting Firm

23.2*	Consent of Gross, Kleinhendler, Hodak, Halevy, Greenberg & Co. Law Offices (included in Exhibit 5.1)

24.1*	Power of Attorney (included on the signature page of the Registration Statement)*

*	Filed herewith.

†	Portions of this exhibit have been omitted and filed separately with the Securities and Exchange Commission pursuant to a confidential treatment request.

#	Management contract or compensatory plan.

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